Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

COLLECTORS UNIVERSE, INC.

at

$75.25 Net Per Share

by

Cards Acquisition Inc.

an indirect wholly owned subsidiary of

Cards Parent LP

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK TIME, ON JANUARY 19, 2021

(ONE MINUTE AFTER 11:59 P.M., NEW YORK TIME,

ON JANUARY 19, 2021), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer (as defined herein) is being made pursuant to the Agreement and Plan of Merger, dated as of November 30, 2020 (as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), entered into by and among Cards Parent LP, a Delaware limited partnership (“Parent”), Cards Acquisition Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Purchaser”), and Collectors Universe, Inc., a Delaware corporation (“Collectors Universe”). Purchaser is offering to purchase for cash any and all of the outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of Collectors Universe (collectively, the “Shares”) at a price of $75.25 per Share, without interest and subject to any required withholding taxes (such amount, or any higher amount per share that may be paid pursuant to the Offer, being hereinafter referred to as the “Offer Price”), net to the seller in cash, upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements thereto, collectively constitute the “Offer.” Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser will merge with and into Collectors Universe (the “Merger”), with Collectors Universe continuing as the surviving corporation of the Merger and as an indirect wholly owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share (other than Shares: (a) owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent or Collectors Universe or any direct or indirect wholly owned subsidiary of Collectors Universe; (b) held by stockholders of Collectors Universe who have properly and validly exercised, and not withdrawn or otherwise lost, their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware, as amended (the “DGCL” and, such Shares, “Dissenting Shares”); and (c) any “excluded stock” within the meaning of Section 251(h)(6) of the DGCL, including, for the avoidance of doubt, the Turner Rollover Shares (as defined herein)) (collectively, clauses (a) through (c), “Excluded Shares”) will be converted into the right to receive $75.25 in cash, without interest and less any required withholding taxes.

As a result of the Merger, Collectors Universe will cease to be a publicly traded company and will become an indirect wholly owned subsidiary of Parent. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The Offer and withdrawal rights will expire at 12:00 midnight, New York time (one minute after 11:59 p.m., New York time, on January 19, 2021) (the “Expiration Time”), on January 19, 2021 (the “Expiration Date,” unless extended by Purchaser in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest date at which the Offer, as so extended by Purchaser, shall expire).

Following careful consideration, the board of directors of Collectors Universe (the “Collectors Universe Board”) has: (a) approved and declared it advisable, to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement, including the Merger and the Offer (the “Transactions”), upon the terms and subject to the conditions set forth in the Merger Agreement; (b) determined that the Merger Agreement and the Transactions are fair to, and in the best interests of, Collectors Universe and the holders of Shares, other than Excluded Shares that are not Dissenting Shares; (c) agreed to effect the Merger pursuant to Section 251(h) of the DGCL; and (d) resolved, subject to the terms and conditions of the Merger Agreement, to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer, subject to the terms and conditions set forth in the Merger Agreement.

THE COLLECTORS UNIVERSE BOARD RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES TO PURCHASER PURSUANT TO THE OFFER.

The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the DGCL, which provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the stock irrevocably accepted for purchase or exchange pursuant to such offer and received by the depositary prior to the expiration of such offer, together with stock otherwise owned by the acquirer and its affiliates and any rollover stock, equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the stockholders of Collectors Universe in accordance with Section 251(h) of the DGCL. The Offer is not subject to any financing condition. The Offer is conditioned upon the satisfaction, or (to the extent waivable) waiver by Parent (in accordance with the terms of the Merger Agreement), of the following conditions at the Expiration Time:

(a)

the number of Shares validly tendered, received (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL), together with any Shares beneficially owned by Parent or any wholly owned subsidiary of Parent, equaling at least one Share more than a majority of all issued and outstanding Shares as of the Expiration Time (such condition, the “Minimum Condition”);

(b)

the statutory waiting period (and any extensions thereof) applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended and any regulations thereunder (the “HSR Act”) having expired or been earlier terminated (such condition, the “HSR Condition”);

(c)

no U.S. or non-U.S. (including any supranational) governmental, quasi-governmental, regulatory or self-regulatory authority, agency, commission, body or other entity or any subdivision or instrumentality thereof, including any public international organization, stock exchange or other self-regulatory organization, court, tribunal or arbitrator (public or private) or any subdivision or instrumentality thereof, in each case of competent jurisdiction (“Governmental Entities”), having enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) that is in effect and makes unlawful or prevents the consummation of the Offer or the Merger (such condition, the “No Legal Prohibition Condition”);

(d)

certain representations and warranties made by Collectors Universe in the Merger Agreement being true and correct, subject to the materiality and other qualifications set forth in the Merger Agreement (such condition, the “Representations Condition”), as further described in Section 15—“Conditions of the Offer”;

(e)

Collectors Universe having performed in all material respects each of its obligations required to be performed by it under the Merger Agreement at or prior to the Expiration Time (such condition, the “Performance of Obligations Condition”);

(f)

since the date of the Merger Agreement, there not having occurred any event, change, development, circumstance, fact or effect that, individually or in the aggregate, has resulted in or is reasonably expected to result in a Material Adverse Effect (as defined in Section 11—“The Merger Agreement”) that is continuing (such condition, the “No Material Adverse Effect Condition”);

(g)

Parent having received a certificate duly executed on behalf of Collectors Universe by an executive officer of Collectors Universe certifying (in his or her or their capacity as such and not in his or her or their personal capacity and without any personal liability) that the Representations Condition, the Performance of Obligations Condition and the No Material Adverse Effect Condition have been satisfied;

(h)

Parent having received from Collectors Universe a Statement of Non-U.S. Real Property Holdings Corporation Status, in compliance with Treasury Regulations Section 1.1445-2(c)(3), dated as of the date of consummation of the Offer and executed by Collectors Universe, in a form reasonably acceptable to Parent; and

(i)	the Merger Agreement not having been terminated in accordance with its terms (such condition, the “No Termination Condition”).

The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition, which may be waived by Purchaser only with the prior written consent of Collectors Universe) may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser to the extent permitted by applicable law. The foregoing conditions are in addition to, and not in limitation of, the rights and obligations of Parent and Purchaser with respect to extending, terminating or modifying the Offer pursuant to the terms and conditions of the Merger Agreement or applicable law. If the Offer is consummated, assuming the continued satisfaction, or (to the extent permitted by applicable law) waiver, of the No Legal Prohibition Condition, Parent intends, as promptly as practicable, to cause Purchaser to consummate the Merger in accordance with Section 251(h) of the DGCL.

A summary of the principal terms of the Offer appears under the heading “Summary Term Sheet.” You should read this entire Offer to Purchase and the related Letter of Transmittal, a copy of which has been filed as Exhibit (a)(1)(B) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) and which is incorporated herein by reference, carefully before making a decision with respect to the Offer.

December 17, 2020

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (a) complete and sign the Letter of Transmittal, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, with any required signature guarantees if the Letter of Transmittal so requires, and mail or deliver the Letter of Transmittal and any other required documents to Broadridge Corporate Issuer Solutions, Inc., in its capacity as depositary and paying agent for the Offer (the “Depositary”), and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Date, or (b) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer or you cannot deliver all required documents to the Depositary prior to the Expiration Date, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to Innisfree M&A Incorporated, as information agent for the Offer (the “Information Agent”), at the address and telephone number set forth for the Information Agent on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. Additionally, copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and any other material related to the Offer may be obtained at the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase, the Letter of Transmittal and the other exhibits to the Schedule TO contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

The Offer has not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

TABLE OF CONTENTS

SUMMARY TERM SHEET		1

INTRODUCTION		15

THE TENDER OFFER		19

1.	Terms of the Offer.	19

2.	Acceptance for Payment and Payment for Shares.	22

3.	Procedures for Accepting the Offer and Tendering Shares.	23

4.	Withdrawal Rights.	27

5.	Material United States Federal Income Tax Consequences.	28

6.	Price Range of Shares; Dividends.	34

7.	Certain Information Concerning Collectors Universe.	35

8.	Certain Information Concerning Parent and Purchaser.	36

9.	Source and Amount of Funds.	40

10.	Background of the Offer; Past Contacts or Negotiations with Collectors Universe.	42

11.	The Merger Agreement.	49

12.	Purpose of the Offer; Plans for Collectors Universe.	79

13.	Certain Effects of the Offer.	81

14.	Dividends and Distributions.	82

15.	Conditions of the Offer.	83

16.	Certain Legal Matters; Regulatory Approvals; Litigation.	85

17.	Appraisal Rights.	87

18.	Fees and Expenses.	88

19.	Miscellaneous.	89

SCHEDULE I—INFORMATION RELATING TO PARENT, PURCHASER AND CERTAIN RELATED PARTIES 1

1

SUMMARY TERM SHEET

Cards Acquisition Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Cards Parent LP, a Delaware limited partnership (“Parent”), is offering to purchase all of the outstanding common stock of Collectors Universe, Inc., a Delaware corporation (“Collectors Universe”), at a price of $75.25 per Share, without interest and subject to any required withholding taxes, net to the seller in cash, as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal and the other exhibits to the Tender Offer Statement on Schedule TO (the “Schedule TO”). The following are some questions you, as a stockholder of Collectors Universe, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal and the other exhibits to the Schedule TO. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. The information concerning Collectors Universe contained herein and elsewhere in the Offer to Purchase has been provided to Parent and Purchaser by Collectors Universe or has been taken from or is based upon publicly available documents or records of Collectors Universe on file with the U.S. Securities and Exchange Commission (the “SEC”) or other public sources at or prior to the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth for the Information Agent on the back cover of this Offer to Purchase. Unless otherwise indicated in this Offer to Purchase or the context otherwise requires, all references in this Offer to Purchase to “we,” “our” or “us” refer to Purchaser.

Securities Sought	Subject to certain conditions, including the satisfaction of the Minimum Condition, as described below, any and all of the outstanding shares (other than Excluded Shares (as defined below)) of common stock, par value $0.001 per share, of Collectors Universe. Unless the context otherwise requires, in this Offer to Purchase we use the term “Shares” to refer to shares of Collectors Universe’s common stock.

Price Offered Per Share	$75.25 per share, without interest and subject to any required withholding taxes, net to the seller in cash.

Scheduled Expiration of Offer	The Offer and withdrawal rights will expire at 12:00 midnight, New York time (one minute after 11:59 p.m., New York time, on January 19, 2021) (the “Expiration Time”), on January 19, 2021 (the “Expiration Date,” unless extended by Purchaser, in which event “Expiration Date” shall mean the latest date at which the Offer, as so extended by Purchaser, shall expire).

Purchaser	Cards Acquisition Inc., a Delaware corporation and an indirect wholly owned subsidiary of Cards Parent LP, a Delaware limited partnership.

The Collectors Universe Board’s Recommendation	The board of directors of Collectors Universe (the “Collectors Universe Board”) recommends that the stockholders of Collectors Universe tender their Shares in the Offer.

Who is offering to buy my Shares?

Purchaser, an indirect wholly owned subsidiary of Parent, is offering to purchase for cash, subject to certain conditions, including the satisfaction of the Minimum Condition, any and all of the outstanding Shares. Purchaser is a Delaware corporation that was formed for the sole purpose of engaging in the transactions contemplated by the Agreement and Plan of Merger, dated as of November 30, 2020 (as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”) and actions incidental thereto. Parent is indirectly controlled by Nathaniel Turner (“Turner”), Daniel Sundheim (“Sundheim”) and Steven A. Cohen (“Cohen” and, together with Turner and Sundheim, the “Investor Group”).

See the “Introduction” and Section 8—“Certain Information Concerning Parent and Purchaser.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase, subject to certain conditions, including the satisfaction of the Minimum Condition, any and all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal.

See the “Introduction” and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately all of the equity interests in, Collectors Universe. If the Offer is consummated, assuming the continued satisfaction, or (to the extent permitted by applicable law) waiver, of the No Legal Prohibition Condition, Parent intends, as promptly as practicable, to cause Purchaser to consummate the Merger. Upon consummation of the Merger, Collectors Universe would be an indirect wholly owned subsidiary of Parent.

See the Section 12—“Purpose of the Offer; Plans for Collectors Universe.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $75.25 per Share, without interest and subject to any required withholding taxes, net to the seller in cash. If you are the holder of record of your Shares and you tender them to us in the Offer, you will not have to pay brokerage fees, commissions or similar expenses to do so. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply.

See the “Introduction,” Section 1—“Terms of the Offer,” and Section 2—“Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes, Parent, Purchaser and Collectors Universe have entered into the Merger Agreement. The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of Purchaser with and into Collectors Universe (the “Merger”). If the Minimum Condition and the other conditions to the Offer are satisfied or waived and we consummate the Offer, we intend to effect the Merger as promptly as practicable pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), without a vote on the adoption of the Merger Agreement by the stockholders of Collectors Universe.

What are the conditions to the Offer?

The Offer is not subject to any financing condition. Our obligation to purchase Shares tendered in the Offer is subject to the satisfaction, or (to the extent waivable) waiver by Parent (in accordance with the terms of the Merger Agreement), of the following conditions at the Expiration Time:

(a)

the number of Shares validly tendered, received (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL), together with any Shares beneficially owned by Parent or any wholly owned subsidiary of Parent, equaling at least one Share more than a majority of all issued and outstanding Shares as of the Expiration Time (such condition, the “Minimum Condition”);

(b)

the statutory waiting period (and any extensions thereof) applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended and any regulations thereunder (the “HSR Act”) having expired or been earlier terminated (such condition, the “HSR Condition”);

(c)

no U.S. or non-U.S. (including any supranational) governmental, quasi-governmental, regulatory or self-regulatory authority, agency, commission, body or other entity or any subdivision or instrumentality thereof, including any public international organization, stock exchange or other self-regulatory organization, court, tribunal or arbitrator (public or private) or any subdivision or instrumentality thereof, in each case of competent jurisdiction (“Governmental Entities”), having enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) that is in effect and makes unlawful or prevents the consummation of the Offer or the Merger (such condition, the “No Legal Prohibition Condition”);

(d)

certain representations and warranties made by Collectors Universe in the Merger Agreement being true and correct, subject to the materiality and other qualifications set forth in the Merger Agreement (such condition, the “Representations Condition”), as further described in Section 15—“Conditions of the Offer”;

(e)

Collectors Universe having performed in all material respects each of its obligations required to be performed by it under the Merger Agreement at or prior to the Expiration Time (such condition, the “Performance of Obligations Condition”);

(f)

since the date of the Merger Agreement, there not having occurred any event, change, development, circumstance, fact or effect that, individually or in the aggregate, has resulted in or is reasonably expected to result in a Material Adverse Effect (as defined in Section 11—“The Merger Agreement”) that is continuing (such condition, the “No Material Adverse Effect Condition”);

(g)

Parent having received a certificate duly executed on behalf of Collectors Universe by an executive officer of Collectors Universe certifying (in his or her or their capacity as such and not in his or her or their personal capacity and without any personal liability) that the Representations Condition, the Performance of Obligations Condition and the No Material Adverse Effect Condition have been satisfied;

(h)

Parent having received from Collectors Universe a Statement of Non-U.S. Real Property Holdings Corporation Status, in compliance with Treasury Regulations Section 1.1445-2(c)(3), dated as of the date of consummation of the Offer and executed by Collectors Universe, in a form reasonably acceptable to Parent; and

(i)	the Merger Agreement not having been terminated in accordance with its terms (such condition, the “No Termination Condition”).

The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition, which may be waived by Purchaser only with the prior written consent of Collectors Universe) may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser to the extent permitted by applicable law. The foregoing conditions are in addition to, and not in limitation of, the rights and obligations of Parent and Purchaser with respect to extending, terminating or modifying the Offer pursuant to the terms and conditions of the Merger Agreement or applicable law. See Section 15—“Conditions of the Offer.”

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer and to consummate the Merger and the other Transactions?

Yes. We estimate that we will need approximately $750 million to purchase all of the Shares pursuant to the Offer, to complete the Merger, to pay estimated related transaction fees and expenses, if necessary, and to repay certain indebtedness of Collectors Universe. Purchaser and Parent expect to fund such cash requirements with committed equity financing, as further described below.

Parent and Purchaser are each affiliated with funds managed or advised by entities ultimately controlled by Sundheim and entities ultimately controlled by Cohen through his family office (the “Investor Group Entities”). Two of the Investor Group Entities have provided Parent with equity commitment letters (collectively, the “Equity Commitment Letters”) pursuant to which the Investor Group Entities have agreed to contribute to Parent up to $730 million, subject to the satisfaction of certain customary conditions set forth in the Equity Commitment Letters. We expect that this amount, when added together with the available cash of Collectors Universe on the closing date of the Merger, will be sufficient to fund the acquisition of all of the Shares and to make the other payments required at the closing of the Merger, including in connection with the treatment of Collectors Universe’s stock-based equity awards described in this Offer to Purchase.

See Section 9—“Source and Amount of Funds.”

The Offer is not conditioned upon Parent and/or Purchaser obtaining third party financing; however, if Parent requests, Collectors Universe has agreed in the Merger Agreement to take certain actions to assist Parent and the Investor Group Entities to obtain third party debt financing.

See Section 11—“The Merger Agreement—Financing.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

No, we do not believe our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•

Purchaser was organized solely for the purpose of engaging in the transactions contemplated by the Merger Agreement and actions incidental thereto (the “Transactions”), including the Offer and the Merger, and, from the date of this Offer until the Expiration Date, will not carry on any activities other than in connection with the Offer and the Merger;

•	the Offer is being made for all outstanding Shares (other than Excluded Shares (as defined below)) solely for cash;

•	the Offer is not subject to any financing condition;

•	if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger as was paid in the Offer (i.e., the Offer Price);

•

Parent and Purchaser have received equity commitments in respect of funds which will be sufficient to: (a) purchase all Shares tendered pursuant to the Offer and to consummate the Merger; (b) make the other payments required at the closing of the Merger, including in connection with the treatment of the Collectors Universe’s stock-based equity awards; and (c) repay, prepay or discharge (after giving effect to the Merger) the principal of and interest on, Collectors Universe’s outstanding indebtedness, if necessary (see Section 9—“Sources and Amount of Funds”); and

•

the Investor Group Entities are engaged in the purchase, sale and ownership of equity investments and have no business operations other than investing; only the Investor Group Entities’ commitment to fund the equity commitments and actions incidental thereto as described above and in Section 9—“Source and Amount of Funds” is material to your decision with respect to the Offer.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, New York time, on January 19, 2021 (one minute after 11:59 p.m., New York time, on January 19, 2021), to tender your Shares in the Offer, subject to extension of the Offer in accordance with the terms of the Merger Agreement. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by the Depositary within two (2) Nasdaq (as defined below) trading days. Shares delivered by a Notice of Guaranteed Delivery will not be counted by Purchaser toward the satisfaction of the Minimum Condition; therefore, it is preferable for Shares to be tendered by the other methods described herein.

If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that such institutions may establish their own earlier deadline for tendering Shares in the Offer. Accordingly, if you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact such institution as soon as possible in order to determine the times by which you must take action in order to tender Shares in the Offer.

The date and time at which Purchaser is required to accept for payment all Shares validly tendered (and not properly withdrawn) pursuant to the Offer is referred to as the “Offer Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances can or will the Offer be extended?

In some cases, we are required to extend the Offer beyond its initial Expiration Date. If we extend the time period of the Offer, this extension will extend the time that you will have to tender your Shares. We are required to extend the Offer beyond its then-scheduled Expiration Date (a) for the minimum period required by any law, any interpretation or position of the SEC, the SEC staff or any rules and regulations of The Nasdaq Global Market (“Nasdaq”) applicable to the Offer or (b) if, as of the then-scheduled Expiration Date, any condition of the Offer is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable by Purchaser or Parent, for up to three (3) additional periods of ten (10) business days per extension (or such longer period as Parent, Purchaser and Collectors Universe may agree to in writing) to permit such conditions to be satisfied.

In addition, if, as of the then-scheduled Expiration Date of the last extension period referred to in clause (b) above, any condition of the Offer is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable by Purchaser or Parent, we may extend our Offer until such time as any conditions of the Offer are satisfied or waived (to the extent waivable) to permit such conditions to be satisfied.

In no event, however, will we be required to, or, without Collectors Universe’s prior written consent, be permitted to, extend the Offer beyond the earliest to occur of: (a) the termination of the Merger Agreement in accordance with its terms; (b) April 30, 2021; and (c) the final Expiration Date following the extension of the Offer in accordance with the terms referred to above.

See Section 1—“Terms of the Offer” for more details on our obligation and ability to extend the Offer.

Can the Offer be terminated?

Pursuant to the Merger Agreement, unless the Merger Agreement is terminated in accordance with its terms, Purchaser shall not, and Parent shall cause Purchaser not to, terminate or withdraw the Offer prior to any scheduled Expiration Date without the prior written consent of Collectors Universe.

See Section 11—“The Merger Agreement” for more details on the termination of the Offer.

What will happen if the Merger Agreement is terminated before the Offer is accepted?

If the Merger Agreement is terminated in accordance with its terms, Purchaser shall, and Parent shall cause Purchaser to, as promptly as practicable and unconditionally terminate the Offer and not acquire any Shares pursuant thereto, and Purchaser shall, and Parent shall cause Purchaser to, promptly return, and cause any depositary acting on behalf of Purchaser to return, in accordance with applicable laws, all tendered Shares to the registered holders of such Shares.

See Section 11—“The Merger Agreement” for more details on the termination of the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 a.m., New York Time, on the next business day after the day on which the Offer was scheduled to expire.

See Section 1—“Terms of the Offer.”

Have any stockholders of Collectors Universe entered into agreements with Parent or its affiliates requiring them to tender their Shares?

Turner beneficially owns 28,704 Shares, which, as of December 10, 2020, represented less than one percent (1%) of the issued and outstanding Shares. Turner has entered into a commitment letter with one of the Investor Group Entities that provides, among other things, that Turner will contribute, directly or indirectly, all or a portion of such Shares to Parent in exchange for equity interests of Parent (or an affiliate thereof) (such Shares, the “Turner Rollover Shares”). The Turner Rollover Shares will be treated as “rollover stock” within the meaning of Section 251(h) of the DGCL and will be counted as if they were tendered for purposes of determining whether the Minimum Condition was satisfied in accordance with Section 251(h) of the DGCL.

Other than as described in the preceding paragraph, neither the Investor Group, Parent, Purchaser nor any of their respective affiliates is party to any agreement with any holders of Shares requiring such holder to tender their Shares.

How do I tender my Shares?

If you are the stockholder of record, to tender your Shares you must deliver the certificates (if any) representing your Shares or confirmation of a book-entry transfer of such Shares into the account of the Depositary at The Depository Trust Company, together with a completed Letter of Transmittal or an Agent’s Message and any other documents required by the Letter of Transmittal, to the Depositary not later than the time the Offer expires. If your Shares are held in street name (that is, through a broker, dealer or other nominee), they can be tendered by your nominee through The Depository Trust Company. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within two (2) Nasdaq trading days. For the tender to be valid, however, the Depositary must receive the missing items within such two (2) trading day period.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw previously tendered Shares any time prior to the Expiration Date by following the procedures for withdrawing your Shares in a timely manner. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn pursuant to Section 14(d)(5) of the U.S. Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder (the “Exchange Act”), after February 15, 2021, which is the sixtieth (60th) day after the commencement of the Offer, unless such Shares have already been accepted for payment by

Purchaser pursuant to the Offer. If you tendered your Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct your broker, dealer, commercial bank, trust company or nominee prior to the expiration of the Offer in a timely manner to arrange for the withdrawal of your Shares. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that such institutions may establish their own earlier deadline for tendering Shares in the Offer. Accordingly, if you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact such institution as soon as possible in order to determine the times by which you must take action in order to tender Shares in the Offer.

See Section 4—“Withdrawal Rights.”

Will there be a subsequent offering period?

No. Pursuant to Section 251(h) of the DGCL and due to the obligations of Purchaser, Parent and Collectors Universe pursuant to the Merger Agreement to effect the Merger following the consummation of the Offer, we expect the Merger to occur following the consummation of the Offer without a subsequent offering period.

See Section 1—“Terms of the Offer.”

How do I withdraw previously tendered Shares?

To withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct your broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares, who must withdraw such Shares while you still have the right to do so. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should be aware that such institutions may establish their own earlier deadline for tendering Shares in the Offer. Accordingly, if you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact such institution as soon as possible in order to determine the times by which you must take action in order to tender Shares in the Offer.

See Section 4—“Withdrawal Rights.”

What does the Collectors Universe Board think of the Offer?

The Collectors Universe Board has: (a) approved and declared advisable the Merger Agreement and the Transactions and determined that the Merger Agreement and the Transactions are fair to, and in the best interests of, Collectors Universe and the holders of Shares, other than Excluded Shares that are not Dissenting Shares; (b) agreed to effect the Merger pursuant to Section 251(h) of the DGCL; and (c) recommended that the stockholders of Collectors Universe tender their Shares to Purchaser pursuant to the Offer.

See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with Collectors Universe.”

We expect that a more complete description of the reasons for the Collectors Universe Board’s approval of the Offer and the Merger will be set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 (which, together with any exhibits and annexes attached thereto, we refer to as the “Schedule 14D-9”) to be prepared by Collectors Universe and filed with the SEC and mailed to all stockholders of Collectors Universe.

Do I have to vote to approve the Offer or the Merger?

No. Your vote is not required to approve the Offer. You only need to tender your Shares if you choose to do so. If, following the completion of the Offer, the Shares accepted for payment pursuant to the Offer together with the Shares otherwise owned by us or our affiliates equal at least a majority of the then-outstanding Shares and the other conditions of the Merger are satisfied or waived, assuming certain statutory requirements are met, we will be able to consummate the Merger pursuant to Section 251(h) of the DGCL without a vote or any further action by the stockholders of Collectors Universe.

See Section 12—“Purpose of the Offer; Plans for Collectors Universe.”

Upon successful consummation of the Offer, will Collectors Universe continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger in accordance with Section 251(h) of the DGCL, and no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of Collectors Universe will be required in connection with the Merger. If the Merger takes place, Collectors Universe will no longer be publicly owned or listed. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. If you decide not to tender your Shares in the Offer and the Merger occurs as described above, unless you exercise appraisal rights in the manner described below, you will receive as a result of the Merger the right to receive the same amount of cash per Share as if you had tendered your Shares in the Offer. Following consummation of the Merger, the Shares will no longer be eligible to be traded on Nasdaq or any other securities exchange, there will not be a public trading market for the Shares and, assuming compliance with the SEC’s procedures for deregistration, Collectors Universe will no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly held companies.

See Section 13—“Certain Effects of the Offer.”

Will the Offer be followed by the Merger if all of the Shares are not tendered in the Offer?

Yes. So long as a sufficient number of Shares are tendered to satisfy the Minimum Condition in the Offer and the other conditions to the Offer and the Merger have been satisfied, then Purchaser will be merged with and into Collectors Universe. If the Minimum Condition is not satisfied, pursuant to the Merger Agreement, we are not required to accept any Shares for purchase or consummate the Merger and we may not accept the Shares tendered without Collectors Universe’s consent. If the Merger takes place, Parent will own all of the Shares, and all remaining Shares outstanding immediately prior to the Effective Time (other than Excluded Shares) will be cancelled and extinguished and automatically convert into the right to receive $75.25 in cash, without interest and less any required withholding taxes.

See the “Introduction,” Section 11—“The Merger Agreement,” Section 12—“Purpose of the Offer; Plans for Collectors Universe—Merger Without a Vote of the Stockholders of Collectors Universe” and Section 17—“Appraisal Rights.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. None of Purchaser, Parent or Collectors Universe is under any obligation to pursue or consummate the Merger if the Offer has not been earlier consummated.

If I object to the price being offered, will I have appraisal rights?

Appraisal rights are not available as a result of the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares in the Offer and who are entitled to demand and properly demand appraisal of such Shares pursuant to, and comply in all respects with, the applicable legal requirements will have appraisal rights under Delaware law. If you choose to exercise your appraisal rights in connection with the Merger and you are entitled to demand, and properly demand, appraisal of your Shares pursuant to, and comply in all respects with, the applicable provisions of Delaware law, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares, together with interest from the Effective Time through the date of payment of the judgment upon the amount determined to be the fair value.

Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the surviving corporation in the Merger (the “Surviving Corporation”) may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (b) interest theretofore accrued, unless paid at that time. The fair value may be more than, less than or equal to the price that we are offering to pay you for your Shares in the Offer. Section 262 of the DGCL provides that the Court of Chancery shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds one percent (1%) of the outstanding Shares of the class or series entitled to appraisal or (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million. A copy of Section 262 of the DGCL has been filed as Annex A to Collectors Universe’s Solicitation/Recommendation Statement on Schedule 14D-9.

See Section 17—“Appraisal Rights.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are met, the Merger will occur and all of the Shares outstanding prior to the Effective Time (other than Excluded Shares) will be converted into the right to receive $75.25 in cash, without interest and less any required withholding taxes.

Therefore, if the Merger takes place, the principal difference to you between tendering your Shares and not tendering your Shares is that if you tender your Shares, you will be paid earlier and that no appraisal rights will be available. Because the Merger will be effected under Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote to adopt the Merger Agreement or any other action by the stockholders of Collectors Universe will be required in connection with the Merger. We do not expect there to be significant time between the consummation of the Offer and the consummation of the Merger. Upon consummation of the Merger, there will no longer be any public trading market for the Shares. Also, assuming compliance with the SEC’s procedures for deregistration, Collectors Universe will no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies.

See the “Introduction” and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On November 25, 2020, the last full trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $69.90. On December 16, 2020, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $75.01. The Offer Price represents a premium of thirty percent (30%) to the 60-day volume-weighted average price ended on November 25, 2020 (the last full trading day before the public announcements of the execution of the Merger Agreement) and a premium of seven point seven percent (7.7%) of the closing price of the Shares on November 25, 2020.

See Section 6—“Price Range of Shares; Dividends.”

Are there any compensation arrangements between Purchaser and Collectors Universe’s executive officers or other key employees?

As of the date of this Offer to Purchase, no member of Collectors Universe’s current management has entered into any agreement, arrangement or understanding with Purchaser, Parent or their affiliates regarding employment with, or the right to participate in the equity of, the Surviving Corporation or Parent.

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15 are satisfied or waived and Purchaser consummates the Offer and accepts your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $75.25 per Share in cash, without interest and less any required withholding taxes, promptly following expiration of the Offer.

See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

Will I be paid a dividend on my Shares during the pendency of the Offer if such a dividend is declared and payable by Collectors Universe during such period?

Yes, but only to the extent so declared. The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time, except with the prior written consent of Parent, Collectors Universe will not declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of Collectors Universe’s capital stock or other equity interests (including, for the avoidance of doubt, Shares), except for dividends paid by any wholly owned subsidiary of Collectors Universe to Collectors Universe or to any other wholly owned subsidiary of Collectors Universe and for regular quarterly dividends declared and paid at such times and in such amounts as is consistent with historical practice over the twelve (12)-month period prior to the date of the Merger Agreement (but under no circumstances in an amount that exceeds $0.175 per Share per calendar quarter).

See Section 6—“Price Range of Shares; Dividends.”

What will happen to my equity awards in the Offer and the Merger?

The Offer is made only for Shares and is not made for any right of any kind to receive Shares or benefits measured in whole or in part by the value of a number of Shares granted under Collectors Universe’s 2013 Equity Incentive Plan or 2017 Equity Incentive Plan (collectively, the “Stock Plans”), which includes shares of restricted stock (“Company Restricted Shares”), restricted stock units (“Company RSUs”) and performance stock units (“Company PSUs”). The Merger Agreement provides that Collectors Universe’s equity awards that are outstanding immediately prior to the Effective Time will be treated in the following manner in connection with the Transactions:

Company Restricted Share. At the Effective Time, any vesting conditions applicable to each Company Restricted Share will automatically (and without any required action on the part of the holder thereof) accelerate in full and each Company Restricted Share award will automatically (and without any required action on the part of the holder thereof) be cancelled and will only entitle the holder of each Company Restricted Share award to receive, without interest, an amount in cash equal to the product obtained by multiplying (a) the number of Company Restricted Shares outstanding immediately prior to the Effective Time by (b) the amount in cash equal to the Offer Price, less applicable taxes required to be withheld with respect to such payment.

Company RSU. At the Effective Time, any vesting conditions applicable to each Company RSU will, automatically and without any required action on the part of the holder thereof, accelerate in full, and each Company RSU award will, automatically and without any required action on the part of the holder thereof, be cancelled and will only entitle the holder of such Company RSU award to receive, without interest, an amount in cash equal to the product obtained by multiplying (a) the number of Shares subject to such Company RSU award immediately prior to the Effective Time by (b) the amount in cash equal to the Offer Price, less applicable taxes required to be withheld with respect to such payment; provided that with respect to any Company RSUs that Collectors Universe, in consultation with Parent, has determined constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a tax or penalty under Section 409A of the Code, such payment will be made at the earliest time permitted under the applicable Stock Plan and award agreement that will not trigger a tax or penalty under Section 409A of the United States Internal Revenue Code of 1986, as amended and the rules and regulations promulgated thereunder (the “Code”).

Company PSU. At the Effective Time, any vesting conditions applicable to each Company PSU, whether vested or unvested, will, automatically and without any required action on the part of the holder thereof, accelerate, and each Company PSU award will, automatically and without any action on the part of the holder thereof, be cancelled and will only entitle the holder of such Company PSU award to receive, without interest, as promptly as practicable an amount in cash equal to the product obtained by multiplying (a) the number of Shares subject to such Company PSU award immediately prior to the Effective Time (assuming for these purposes maximum performance) by (b) the amount in cash equal to the Offer Price, less applicable taxes required to be withheld with respect to such payment; provided that, with respect to any Company PSUs that Collectors Universe, in consultation with Parent, has determined constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a tax or penalty under Section 409A of the Code, such payment will be made at the earliest time permitted under the applicable Stock Plan and award agreement that will not trigger a tax or penalty under Section 409A of the Code.

See Section 11—“The Merger Agreement—Equity Awards.”

What are the material United States federal income tax consequences of the Offer and the Merger?

The receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes if you are a United States holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”). In general, you will recognize capital gain or loss equal to the difference between your adjusted tax basis in the Shares you tender or exchange in the Merger and the amount of cash you receive for those Shares. If you are a United States holder and you hold your Shares as a capital asset, the gain or loss that you recognize will be a capital gain or loss and will generally be treated as a long-term capital gain or loss if you have held the Shares for more than one (1) year. Backup withholding taxes may also apply to the cash payments made pursuant to the Offer or the Merger, unless you comply with certification procedures under the backup withholding rules.

If you are a Non-United States holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”), you will generally not be subject to United States federal income tax on your receipt of cash in exchange for your Shares pursuant to the Offer or the Merger, but you may be subject to backup withholding tax unless you comply with certain certification procedures or otherwise establish a valid exemption from backup withholding tax.

You should consult your tax advisor about the particular United States federal income tax consequences to you relating to the Offer or the Merger in light of your particular circumstances and any consequences arising under United States federal estate, gift and other non-income tax laws or the laws of any state, local or non-U.S. taxing jurisdiction.

See Section 5—“Material United States Federal Income Tax Consequences” for a more detailed discussion of the tax consequences of the Offer and the Merger.

Who should I talk to if I have additional questions about the Offer?

You may call Innisfree M&A Incorporated, the Information Agent for the Offer, toll-free at (877) 456-3510. Banks and brokers may call collect at (212) 750-5833.

INTRODUCTION

To the Holders of Shares of Common Stock of Collectors Universe, Inc.:

Cards Acquisition Inc. (“Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of Cards Parent LP, a Delaware limited partnership (“Parent”) ultimately controlled by Nathaniel Turner (“Turner”), Daniel Sundheim (“Sundheim”) and Steven A. Cohen (“Cohen” and, together with Turner and Sundheim, the “Investor Group”), hereby offers to purchase for cash any and all outstanding shares of common stock, par value $0.001 per share (each, a “Share”), of Collectors Universe, Inc., a Delaware corporation (“Collectors Universe”), at a price of $75.25 per Share, without interest and less any required withholding taxes (such amount, or any higher amount per share that may be paid pursuant to the Offer, being hereinafter referred to as the “Offer Price”), net to the seller in cash, upon the terms and subject to the conditions set forth in this offer to purchase (this “Offer to Purchase”) and in the related letter of transmittal (the “Letter of Transmittal”) (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The Offer and withdrawal rights will expire at 12:00 midnight, New York time (one minute after 11:59 p.m., New York time, on January 19 2021) (the “Expiration Time”), on January 19, 2021 (the “Expiration Date,” unless extended by Purchaser in accordance with the Merger Agreement, in which event “Expiration Date” shall mean the latest date at which the Offer, as so extended by Purchaser, shall expire).

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 30, 2020 (as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), by and among Parent, Purchaser and Collectors Universe. The Merger Agreement provides that Purchaser will be merged with and into Collectors Universe (the “Merger”) with Collectors Universe continuing as the surviving corporation in the Merger and an indirect wholly owned subsidiary of Parent (the “Surviving Corporation”). Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares: (a) owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent or Collectors Universe or any direct or indirect wholly owned subsidiary of Collectors Universe; (b) held by stockholders of Collectors Universe who have properly and validly exercised, and not withdrawn or otherwise lost, their appraisal rights under Section 262 of the General Corporation Law of the State of Delaware, as amended (the “DGCL” and such Shares, “Dissenting Shares”); and (c) any “excluded stock” within the meaning of Section 251(h)(6) of the DGCL, including, for the avoidance of doubt, the Turner Rollover Shares (as defined herein)) (collectively, clauses (a) through (c), “Excluded Shares”) will be converted into the right to receive $75.25 in cash, without interest and less any required withholding taxes (the “Merger Consideration”). The Merger Agreement is more fully described in Section 11—“The Merger Agreement,” which also contains a discussion of the treatment of Collectors Universe’s equity awards.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions. Parent or Purchaser will pay all charges and expenses of Broadridge Corporate Issuer Solutions, Inc., as depositary for the Offer (the “Depositary”), and Innisfree M&A Incorporated, as information agent for the Offer (the “Information Agent”), incurred in connection with the Offer. See Section 17—“Fees and Expenses.”

Following careful consideration, the board of directors of Collectors Universe (the “Collectors Universe Board”) has: (a) approved and declared it advisable, to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement, including the Merger and the Offer (the “Transactions”), upon the terms and subject to the conditions set forth in the Merger Agreement; (b) determined that the Merger Agreement and the Transactions are fair to, and in the best interests of, Collectors Universe and the holders of Shares, other than Excluded Shares that are not Dissenting Shares; (c) agreed to effect the Merger pursuant to Section 251(h) of the DGCL; and (d) resolved, subject to the terms and conditions of the Merger Agreement, to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer, subject to the terms and conditions set forth in the Merger Agreement (collectively, the “Collectors Universe Board Recommendation”). A more complete description of the Collectors Universe Board’s reasons for authorizing and approving the Merger Agreement and the Transactions, including the Offer and the Merger, is set forth in Collectors Universe’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the U.S. Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder (the “Exchange Act”), which is being mailed to the stockholders of Collectors Universe with this Offer to Purchase.

The Offer is not subject to any financing condition. The Offer is conditioned upon the satisfaction, or waiver by Parent (in accordance with the terms of the Merger Agreement), of the following conditions at the Expiration Time:

(a)

the number of Shares validly tendered, received (within the meaning of Section 251(h) of the DGCL) and not validly withdrawn (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been delivered in satisfaction of such guarantee in accordance with Section 251(h) of the DGCL), together with any Shares beneficially owned by Parent or any wholly owned subsidiary of Parent, equaling at least one Share more than a majority of all issued and outstanding Shares as of the Expiration Time (such condition, the “Minimum Condition”);

(b)

the statutory waiting period (and any extensions thereof) applicable to the consummation of the Merger under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended and any regulations thereunder (the “HSR Act”) having expired or been earlier terminated (such condition, the “HSR Condition”);

(c)

no U.S. or non-U.S. (including any supranational) governmental, quasi-governmental, regulatory or self-regulatory authority, agency, commission, body or other entity or any subdivision or instrumentality thereof, including any public international organization, stock exchange or other self-regulatory organization, court, tribunal or arbitrator (public or private) or any subdivision or instrumentality thereof, in each case of competent jurisdiction (“Governmental Entities”), having enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) that is in effect and makes unlawful or prevents the consummation of the Offer or the Merger (such condition, the “No Legal Prohibition Condition”);

(d)

certain representations and warranties made by Collectors Universe in the Merger Agreement being true and correct, subject to the materiality and other qualifications set forth in the Merger Agreement (such condition, the “Representations Condition”), as further described in Section 15—“Conditions of the Offer”;

(e)

Collectors Universe having performed in all material respects each of its obligations required to be performed by it under the Merger Agreement at or prior to the Expiration Time (such condition, the “Performance of Obligations Condition”);

(f)

since the date of the Merger Agreement, there not having occurred any event, change, development, circumstance, fact or effect that, individually or in the aggregate, has resulted in or is reasonably expected to result in a Material Adverse Effect (as defined in Section 11—“The Merger Agreement”) that is continuing (such condition, the “No Material Adverse Effect Condition”);

(g)

Parent having received a certificate duly executed on behalf of Collectors Universe by an executive officer of Collectors Universe certifying that the Representations Condition, the Performance of Obligations Condition and the No Material Adverse Effect Condition have been satisfied;

(h)

Parent having received from Collectors Universe a Statement of Non-U.S. Real Property Holdings Corporation Status, in compliance with Treasury Regulations Section 1.1445-2(c)(3), dated as of the date of consummation of the Offer and executed by Collectors Universe, in a form reasonably acceptable to Parent; and

(i)	the Merger Agreement not having been terminated in accordance with its terms (such condition, the “No Termination Condition”).

The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition, which may be waived by Purchaser only with the prior written consent of Collectors Universe) may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser to the extent permitted by applicable law. The foregoing conditions are in addition to, and not in limitation of, the rights and obligations of Parent and Purchaser with respect to extending, terminating or modifying the Offer pursuant to the terms and conditions of the Merger Agreement or applicable law.

Collectors Universe has advised Parent that, as of the close of business on December 10 2020, there were 9,058,657 Shares issued and outstanding. Assuming that no Shares are issued after December 10, 2020, a minimum of 4,529,329 Shares would need to be validly tendered and not properly withdrawn prior to the Expiration Date or otherwise counted pursuant to Section 251(h) of the DGCL in order to satisfy the Minimum Condition. The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend on the actual number of Shares outstanding on the date we accept Shares for payment pursuant to the Offer.

The Merger Agreement provides that, from and after the Effective Time, the parties will take all necessary actions so that the board of directors of the Surviving Corporation will consist of the directors of Purchaser as of immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal pursuant to the certificate of incorporation and bylaws of the Surviving Corporation and/or applicable law. From and after the Effective Time, the parties will take all necessary actions so that the officers of Collectors Universe as of immediately prior to the Effective Time will be the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal pursuant to the certificate of incorporation and bylaws of the Surviving Corporation and/or applicable law.

This Offer to Purchase does not constitute a solicitation of proxies, and Purchaser is not soliciting proxies in connection with the Offer or the Merger. If the Minimum Condition is satisfied, Purchaser would have sufficient voting power after the time Purchaser accepts for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer (the “Offer Acceptance Time”) to approve the Merger without the affirmative vote of any other stockholder of Collectors Universe pursuant to Section 251(h) of the DGCL. We do not foresee any reason that would prevent us from completing the Merger pursuant to Section 251(h) of the DGCL following the consummation of the Offer. See Section 11—“The Merger Agreement.”

Material United States federal income tax consequences of the exchange of Shares pursuant to the Offer and the Merger are described in Section 5—“Material United States Federal Income Tax Consequences.”

Under the applicable provisions of the Merger Agreement, the Offer and the DGCL, stockholders of Collectors Universe will be entitled to appraisal rights under the DGCL in connection with the Merger if they do not tender Shares in the Offer, subject to and in accordance with the DGCL. Stockholders must properly perfect their right to seek appraisal under the DGCL in connection with the Merger in order to exercise appraisal rights. See Section 17—“Appraisal Rights.”

This Offer to Purchase and the Letter of Transmittal and the other exhibits to the Tender Offer Statement on Schedule TO contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4—“Withdrawal Rights.” The term “Expiration Date” means January 19, 2021 unless extended by Purchaser, in which event “Expiration Date” shall mean the latest date at which the Offer, as so extended by Purchaser, shall expire. The term “Expiration Time” means 12:00 midnight, New York time, on January 19, 2021 (one minute after 11:59 p.m., New York time, on the Expiration Date).

The date and time at which Purchaser is required to accept for payment all Shares validly tendered (and not properly withdrawn) pursuant to the Offer is referred to as the “Offer Acceptance Time.” The date and time at which the Merger becomes effective is referred to as the “Effective Time.”

The Offer is not subject to any financing condition. The Offer is conditioned upon the satisfaction of the Minimum Condition and the other conditions set forth in Section 15—“Conditions of the Offer.”

Unless the Merger Agreement has been terminated in accordance with its terms, (a) Purchaser will, and Parent will cause Purchaser to, extend the Offer from time to time for the minimum period required by any law, any interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”), the SEC staff or any rules or regulations of The Nasdaq Global Market (“Nasdaq”) applicable to the offer and (b) if, as of the then-scheduled Expiration Date, any condition of the Offer is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable by Purchaser or Parent, then Purchaser will extend the Offer for up to three (3) additional periods of ten (10) business days per extension (or such longer period as may be agreed to by the parties in writing) to permit such conditions of the Offer to be satisfied. If any condition of the Offer is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable by Purchaser or Parent, as of the then-scheduled Expiration Date of the last extension period referred to above, Purchaser may extend the Offer until such time as the conditions of the Offer are satisfied or waived (to the extent waivable) to permit such conditions to be satisfied.

In no event, however, will Purchaser be required to, or, without Collectors Universe’s prior written consent, be permitted to, extend its Offer beyond the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) April 30, 2021 and (c) the final Expiration Date following extension of the Offer in accordance with the terms referred to above.

Subject to the applicable rules and regulations of the SEC and pursuant to the Merger Agreement, Purchaser has expressly reserved the right, at any time, to increase the Offer Price, waive any condition of the Offer (other than the Minimum Condition, which may only be waived with the prior written consent of Collectors Universe) or otherwise make changes to the terms and conditions of the Offer that are not inconsistent with the terms of the Merger Agreement. However, pursuant to the Merger Agreement, (a) the Minimum Condition may not be amended or otherwise modified or waived, (b) Purchaser may not decrease the Offer Price and (c) no change may be made to the Offer that (i) changes the form of consideration to be delivered by Purchaser pursuant to the Offer, (ii) decreases the number of Shares sought to be purchased by Purchaser in the Offer, (iii) imposes conditions or requirements to the Offer in addition to the conditions of the Offer under the Merger Agreement, (iv) except as provided by the Merger Agreement, terminates the Offer or accelerates, extends or otherwise changes the Expiration Date, (v) otherwise amends or modifies any of the other terms of the Offer in a manner that adversely affects holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or (vi) provides any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act, in each case without the prior written consent of Collectors Universe.

The rights reserved by Purchaser in the preceding paragraph are in addition to Purchaser’s rights pursuant to Section 15—“Conditions of the Offer.”

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 a.m., New York time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1(d) under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release and making any appropriate filing with the SEC. As used in this Offer to Purchase, “business day” means any day ending at 11:59 p.m., New York time, other than a Saturday or Sunday or a day on which (a) banks in New York, New York are required or authorized by law to close or (b) solely for purposes of determining the date on which the closing of the Merger actually occurs, the Department of State of the State of Delaware is required or authorized by law to close.

The Merger Agreement does not permit a subsequent offering period for the Offer without Collectors Universe’s prior written consent.

If Purchaser extends the Offer or if Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its acceptance for payment of, or payment for, Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder promptly pay the consideration offered. Alternatively, if the Offer is not consummated, the Shares are not accepted for payment or Shares are properly withdrawn, promptly after the termination of the Offer or withdrawal of such Shares, Purchaser shall, and Parent shall cause Purchaser to, immediately return, and shall cause any depositary acting on behalf of Purchaser to return, in accordance with applicable laws, all tendered Shares to the registered holders of such Shares.

If, subject to the terms of the Merger Agreement, Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional Offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price, a change in the percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the relative materiality of the changes to the terms or information. In a public release, the SEC has stated its view that an offer to purchase must remain open for a minimum period of time following a material change in the terms of the Offer and that waiver of a material condition is a material change in the terms of the Offer. The release states that an offer should remain open for a minimum of five (5) business days from the date that a material change is first published, sent or given to stockholders and that, if material changes are made with respect to information that approaches the significance of price and percentage of securities sought, a minimum of ten (10) business days may be required to allow for adequate dissemination and investor response. Accordingly, if, prior to the Expiration Date, Purchaser changes the number of Shares being sought or the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth (10th) business day from the date that notice of such change is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth (10th) business day.

If, on or before the Expiration Date, Purchaser increases the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

If the Merger Agreement is terminated in accordance with its terms, Purchaser shall, and Parent shall cause Purchaser to, as promptly as practicable and unconditionally terminate the Offer and not acquire any Shares pursuant thereto, and Purchaser shall, and Parent shall cause Purchaser to, promptly return, and cause any depositary acting on behalf of Purchaser to return, in accordance with applicable law, all tendered Shares to the registered holders of such Shares.

Purchaser expressly reserves the right, in its sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the Expiration Date, any of the conditions to the Offer have not been satisfied. See Section 15—“Conditions of the Offer.” Under certain circumstances, we may terminate the Merger Agreement and the Offer. See Section 11—“The Merger Agreement—Termination of the Merger Agreement.”

As promptly as practicable following the consummation of the Offer and subject to the satisfaction or, to the extent permitted by applicable law, waiver of certain conditions set forth in the Merger Agreement, Collectors Universe, Purchaser and Parent will complete the Merger without a meeting of the stockholders of Collectors Universe in accordance with Section 251(h) of the DGCL and intend to consummate the Merger as promptly as practicable after the satisfaction or waiver of those conditions set forth in the Merger Agreement.

Collectors Universe has provided Purchaser with Collectors Universe’s stockholder list and security position listings for the purpose of disseminating this Offer to Purchase, the Letter of Transmittal and other related materials to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Collectors Universe’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the conditions to the Offer set forth in Section 15—“Conditions of the Offer,” Purchaser will (a) promptly after the Expiration Date accept for payment all Shares validly tendered (and not properly withdrawn pursuant to the Offer) prior to the Expiration Date and (b) as promptly as practicable after the Offer Acceptance Time, pay for such Shares. Subject to the Merger Agreement and in compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares pending receipt of regulatory or government approvals. Rule 14e-1(c) under the Exchange Act relates to the obligation of Purchaser to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer. See Section 16—“Certain Legal Matters; Regulatory Approvals; Litigation.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) the certificates evidencing such Shares (the “Share Certificates”) or, if the Shares are held via a book entry at The Depository Trust Company (the “Book-Entry Transfer Facility”), confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (b) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer at the Book-Entry Transfer Facility, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates, Letters of Transmittal or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest on the Offer Price be paid, regardless of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Date, Purchaser increases the price being paid for Shares, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, either (a) the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer at the Book Entry Transfer Facility, an Agent’s Message in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the Share Certificates evidencing tendered Shares (if any) must be received by the Depositary at such address or, for Shares held via book entry at the Book-Entry Transfer Facility, such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (b) the tendering stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted. For any uncertificated Shares held of record by a person other than a clearing corporation as nominee, such Shares will only be deemed to have been tendered for the purposes of satisfying the Minimum Condition upon physical receipt of an executed Letter of Transmittal by the Depositary.

DTC Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two (2) business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (a) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (b) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchanges Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and collectively, “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Share Certificates evidencing such stockholder’s Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•

a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Expiration Date by the Depositary as provided below; and

•

the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within two (2) trading days after the date of execution of such Notice of Guaranteed Delivery. As used in this Offer to Purchase, “trading day” means any day on which Nasdaq is open for business.

The Notice of Guaranteed Delivery may be delivered by mail or overnight courier to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed “received” for the purpose of satisfying the Minimum Condition unless Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date.

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery of all such documents will be deemed made (and the risk of loss and the title of Share Certificates will pass) only when actually received by the Depositary (including, in the case of a book-entry transfer at the Book-Entry Transfer Facility, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery prior to the Expiration Date.

Binding Agreement. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms of or the conditions to any such extension or amendment).

Determination of Validity. The Depositary will examine each document received from stockholders for the tender of Shares (including, if applicable, Share Certificates, the Letter of Transmittal and other required documents) and each notice of withdrawal to determine whether such tender or withdrawal may be defective. In the event the Depositary reasonably concludes that any such document or notice has been improperly completed, executed or transmitted or if some other defect or irregularity exists in connection with a tender of Shares or a withdrawal of tender of Shares, if applicable, the Depositary is authorized to notify the person tendering or withdrawing such Shares of the existence of such defect or irregularity and to take such commercially reasonable actions as are necessary to cause such defect or irregularity to be corrected. If such actions prove to be unsuccessful, the Depositary shall consult with the Purchaser for instructions as to the number of Shares, if any, it is authorized to accept for tender or withdrawal of tender. All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares, including, without limitation, questions as to the proper completion of any Letter of Transmittal, Notice of Guaranteed Delivery or other required documents and as to the proper form of transfer of any Share Certificates, will be determined by Purchaser in its sole and absolute discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of, or payment for Shares, which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment as Proxy. By executing the Letter of Transmittal or, in the case of a book-entry transfer, delivering an Agent’s Message in lieu of a Letter of Transmittal, as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be irrevocable and considered coupled with an interest in the tendered Shares and such other Shares, securities and rights. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each designee of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of Collectors Universe’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as such designee in its sole discretion deems proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders or executing a written resolution concerning any matter.

Backup Withholding. Under the “backup withholding” provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the U.S. Internal Revenue Service (“IRS”) a portion of the amount of any payments made to certain stockholders pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments to certain stockholders of the Offer Price of Shares purchased pursuant to the Offer, each such stockholder who is a “U.S. person,” as defined in the instructions to the IRS Form W-9, must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the IRS Form W-9 in the Letter of Transmittal. Certain stockholders (including, among others, certain corporations and certain foreign individuals) are not subject to backup withholding. If a stockholder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to United States federal backup withholding (currently imposed at a rate of twenty-four percent (24%)). All stockholders surrendering Shares pursuant to the Offer who are U.S. persons must complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Each stockholder who is not such a U.S. person must submit an appropriate and properly completed IRS Form W-8 (a copy of which may be obtained from the Depositary or from the IRS website at: http://www.irs.gov/w8) certifying, under penalties of perjury, to such non-United States holder’s foreign status in order to establish an exemption from backup withholding. See Instruction 8 of the Letter of Transmittal.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn pursuant to Section 14(d)(5) of the Exchange Act after February 15, 2021, which is the sixtieth (60th) day after the commencement of the Offer, unless prior to that date such Shares have already been accepted for payment by Purchaser pursuant to the Offer.

For a withdrawal to be effective, a written transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein.

Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole and absolute discretion, which determination will be final and binding. None of Purchaser, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Material United States Federal Income Tax Consequences.

The following is a summary of material United States federal income tax consequences to beneficial holders of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any local, state or foreign jurisdiction and does not consider any aspects of United States federal tax law other than income taxation (such as estate or gift tax laws or the Medicare tax on certain investment income). This summary deals only with Shares held as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including, without limitation:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	an insurance company;

•	a mutual fund;

•	a regulated investment company or real estate investment trust;

•	a controlled foreign corporation or passive foreign investment company;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	a government organization;

•	a person holding Shares through a partnership or other entity or arrangement classified as a partnership or disregarded entity for United States federal income tax purposes, including S corporations;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a person subject to the alternative minimum tax provisions of the Code;

•	a person who received the Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that has a functional currency other than the United States dollar;

•	a person who holds Shares as “qualified small business stock” within the meaning of Section 1202 or Section 1045 of the Code;

•	a holder of Turner Rollover Shares;

•	a person holding Shares that are, or were in the past, subject to a substantial risk of forfeiture (within the meaning of Section 83 of the Code);

•	a person who is deemed to sell Shares under the constructive sale provisions of the Code;

•	an accrual method taxpayer subject to Section 451(b) of the Code;

•	a person that holds Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	certain former citizens and long-term residents of the United States; or

•	holders that do not tender Shares in the Offer and properly exercise appraisal rights under the DGCL in connection with the Merger.

If a partnership (including, without limitation, any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Holders that are partnerships and partners in such partnerships should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Code, the regulations promulgated under the Code, and rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation. Important Note: If you are a citizen or tax resident or subject to the tax laws of more than one country, you should be aware that there might be additional or different tax and social insurance consequences that may apply to you.

Because individual circumstances may differ, we urge you to consult your own tax advisor with respect to the specific tax consequences to you in connection with the Offer and the Merger in light of your own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or foreign tax laws.

United States Holders

For purposes of this discussion, the term “United States holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation, regardless of its source; or

•

a trust if (a)(i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more United States persons have the authority to control all substantial decisions of the trust, or (b) it was in existence on August 20, 1996 and has a valid election in effect under applicable United States treasury regulations to be treated as a United States person.

Payments with Respect to Shares

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes, and a United States holder who receives cash for Shares pursuant to the Offer or the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such United States holder’s holding period for the Shares is more than one (1) year at the time of the exchange of such holder’s Shares for cash.

Long-term capital gains of non-corporate United States holders are currently subject to United States federal income tax at a reduced rate. The ability to use any capital loss to offset other income or gain is subject to certain limitations under the Code. If a United States holder acquired different blocks of Shares at different times and different prices, such United States holder must calculate gain or loss separately with respect to each such block of Shares.

Backup Withholding Tax

Proceeds from the exchange of Shares for cash pursuant to the Offer or the Merger generally will be subject to backup withholding tax at the applicable rate (currently twenty-four percent (24%)) unless the applicable United States holder or other payee provides its valid taxpayer identification number and complies with certain certification procedures or otherwise establishes an exemption from backup withholding tax. Each United States holder who is a “U.S. person” (as defined in the instructions to IRS Form W-9) should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.” United States holders who fail to furnish a taxpayer identification number in the manner required may also be subject to penalties imposed by the IRS.

Backup withholding is not an additional tax. To the extent that any amounts withheld under the backup withholding tax rules from a payment to a United States holder results in an overpayment of tax, the amount of such overpayment may be refunded or allowed as a credit against that holder’s United States federal income tax liability, provided that the required information is timely furnished to the IRS. Each United States holder should consult his or her own tax advisors regarding application of backup withholding in his or her particular circumstances and the availability of, and procedure for obtaining, an exemption from backup withholding under current treasury regulations.

Non-United States Holders

The following is a summary of material United States federal income tax consequences that will apply to you if you are a Non-United States holder of Shares. The term “Non-United States holder” means a beneficial owner that is not a United States holder or a partnership for United States federal income tax purposes.

Payments with Respect to Shares

Gain recognized on payments made to a Non-United States holder with respect to Shares exchanged for cash in the Offer or the Merger generally will be exempt from United States federal income tax unless:

•

the gain is “effectively connected” with the Non-United States holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the Non-United States holder);

•	the Non-United States holder is an individual who is present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist; or

•

Collectors Universe is or has been a United States real property holding corporation (“USRPHC”) for United States federal income tax purposes during the shorter of the non-U.S. holder’s holding period or the five (5) years preceding the sale, and certain exceptions do not apply.

A Non-United States holder described in the first bullet point above will generally be subject to tax on the net gain derived from the sale or exchange as if it were a United States holder. In addition, if a Non-United States holder described in the first bullet point above is a non-U.S. corporation for United States federal income tax purposes, it may be subject to an additional “branch profits tax” at a thirty percent (30%) rate or at a lower rate if such holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

An individual Non-United States holder described in the second bullet point above will generally be subject to a flat thirty percent (30%) (or such lower rate as may be provided by an applicable income tax treaty) tax on the gain derived from the sale or exchange, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States, provided that such Non-United States holder has timely filed United States federal income tax returns with respect to such losses.

Collectors Universe has not been, is not and does not anticipate becoming a USRPHC prior to the Offer Acceptance Time (or, if applicable, the Effective Time) for United States federal income tax purposes. In the event Collectors Universe is or becomes a USRPHC prior to the Offer Acceptance Time (or, if applicable, the Effective Time), provided that our common stock is regularly traded, as defined by applicable United States treasury regulations, on an established securities market, Shares will be treated as “United States real property interests,” subject to United States federal income tax, only with respect to a Non-United States holder that actually or constructively owns more than five percent (5%) of the Shares during the shorter of the five (5) year period ending on the date of the Offer Acceptance Time (or, if applicable, the Effective Time), or the period that the Non-United States holder held the Shares.

Backup Withholding Tax

A Non-United States holder generally will be subject to backup withholding tax (currently imposed at a rate of twenty-four percent (24%)) with respect to the proceeds from the disposition of Shares pursuant to this Offer to Purchase or the Merger unless the Non-United States holder certifies under penalties of perjury on an appropriate IRS Form W-8 that such Non-United States holder is not a United States person or the Non-United States holder otherwise establishes an exemption in a manner satisfactory to the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.” IRS Forms W-8 are available for download from the IRS website at: http://www.irs.gov/w8.

Backup withholding is not an additional tax. To the extent that any amounts withheld under the backup withholding tax rules from a payment to a Non-United States holder result in an overpayment of tax, the amount of such overpayment may be refunded or allowed as a credit against that holder’s United States federal income tax liability, provided that the required information is timely furnished to the IRS. Each Non-United States holder should consult his or her own tax advisors regarding application of backup withholding in his or her particular circumstances and the availability of, and procedure for obtaining, an exemption from backup withholding under current treasury regulations.

STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE OFFER OR THE MERGER (OR THE EXERCISE OF APPRAISAL RIGHTS) ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-UNITED STATES TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

6. Price Range of Shares; Dividends.

The Shares currently trade on Nasdaq under the symbol “CLCT.” Collectors Universe has advised Parent that, as of the close of business on December 10, 2020, 9,058,657 Shares were outstanding. The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the two (2) preceding fiscal years, as reported on Nasdaq.

	High	Low
Fiscal Year Ended June 30, 2019
First Quarter	$15.60	$13.04
Second Quarter	$14.97	$10.05
Third Quarter	$17.81	$10.63
Fourth Quarter	$22.29	$17.11
Fiscal Year Ended June 30, 2020
First Quarter	$29.80	$21.10
Second Quarter	$30.23	$22.74
Third Quarter	$29.12	$14.60
Fourth Quarter	$35.90	$14.20
Fiscal Year Ending June 30, 2021
First Quarter	$55.53	$33.37
Second Quarter (through December 16, 2020)	$81.00	$49.52

On November 25, 2020, the last full trading day before the public announcement of the execution of the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $69.90. On December 16, 2020, the last full trading day before the commencement of the Offer, the reported closing sales price of the Shares on Nasdaq was $75.01. The Offer Price represents a premium of thirty percent (30%) to the 60-day volume-weighted average price ended on November 25, 2020 (the last full trading day before the public announcements of the execution of the Merger Agreement) and a premium of seven point seven percent (7.7%) of the closing price of the Shares on November 25, 2020.

Collectors Universe has historically declared and paid quarterly cash dividends with respect to the Shares pursuant to its dividend policy, which is subject to determination each quarter by the Collectors Universe Board based on a number of factors, including Collectors Universe’s financial performance, its available cash resources, its cash requirements and alternative uses of cash that the Collectors Universe Board may conclude would represent an opportunity to generate a greater return on investment for Collectors Universe. Collectors Universe’s last dividend was $0.175 per Share and was paid on November 27, 2020. The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time, except with the prior written consent of Parent, Collectors Universe will not declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of Collectors Universe’s capital stock or other equity interests (including Shares), except for dividends paid by any wholly owned subsidiary of Collectors Universe to Collectors Universe or to any other wholly owned subsidiary of Collectors Universe and for regular quarterly dividends of Collectors Universe declared and paid at such times and in such amounts as is consistent with historical practice over the twelve (12)-month period prior to the date of the Merger Agreement (but under no circumstances in an amount that exceeds $0.175 per Share per calendar quarter).

Stockholders are urged to obtain a recent market quotation for Shares before making a decision with respect to the Offer.

7. Certain Information Concerning Collectors Universe.

Except as specifically set forth herein, the information concerning Collectors Universe contained in this Offer to Purchase has been taken from or is based upon information furnished by or on behalf of Collectors Universe or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to Collectors Universe’s public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

General. The following description of Collectors Universe and its business has been taken from Collectors Universe’s Annual Report on Form 10-K for the fiscal year ended June 30, 2020, and is qualified in its entirety by reference to such Annual Report on Form 10-K.

Collectors Universe was incorporated in the State of Delaware and commenced operations in September 1999. Collectors Universe completed its initial public offering in November 1999 and its common stock is listed on Nasdaq under the symbol “CLCT.” Collectors Universe’s principal executive offices are located at 1610 E. Saint Andrew Place, Santa Ana, California, 92705. Collectors Universe’s main telephone number is (949) 567-1234. Collectors Universe’s website address is located at www.collectorsuniverse.com, and its investor relations website is located at www.investors.collectors.com.

Collectors Universe provides authentication and grading services to dealers and collectors of coins, trading cards, event tickets, autographs and historical and sports memorabilia (“collectibles”). Collectors Universe believes that its authentication and grading services add value to these collectibles by enhancing their marketability and thereby providing increased liquidity to the dealers, collectors and consumers that own and buy and sell them.

Once Collectors Universe has authenticated and assigned a quality grade to a collectible, it encapsulates the collectible in a tamper-evident, clear plastic holder or issues a certificate of authenticity, that: (a) identifies the specific collectible; (b) sets forth the quality grade Collectors Universe has assigned to it; and (c) bears one of Collectors Universe’s brand names and logos: “PCGS” for coins, “PSA” for trading cards and event tickets and “PSA/DNA” for autographs and memorabilia. Additionally, Collectors Universe warrants its certification of authenticity and the quality grades that it assigns to the coins and trading cards that it authenticates and grades. Collectors Universe does not warrant its authenticity determinations for autographs or memorabilia.

Collectors Universe generates revenues principally from the fees paid for its authentication and grading services. To a much lesser extent, Collectors Universe generates revenues from other related service revenues, which consist of: (a) the sale of advertising and click-through commissions earned on our websites; (b) the sale of printed publications and collectibles price guides and advertising in such publications; (c) the sale of membership subscriptions in its Collectors Club, which is designed to attract interest in high-value collectibles among new collectors; (d) the sale of subscriptions to its Certified Coin Exchange (CCE) dealer-to-dealer Internet bid-ask market for certified coins, which offers a comprehensive one-stop source for historical U.S. numismatic information and value-added content; and (e) collectibles trade shows that it operates, at which primarily coins are exhibited and are bought and sold by collectibles dealers and collectors. Collectors Universe also generates revenues from sales of its collectibles inventory, which is comprised primarily of collectible coins that it has purchased under its coin grading warranty program; however, those sales are not the focus, and Collectors Universe does not consider them to be an integral part, of its ongoing revenue-generating activities.

Available Information. The Shares are registered under the Exchange Act. Collectors Universe is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Collectors Universe’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Collectors Universe’s securities, any material interests of such persons in transactions with Collectors Universe, and other matters is required to be disclosed in proxy statements and periodic reports distributed to Collectors Universe’s stockholders and filed with the SEC. Such reports, proxy statements and other information are available free of charge at the SEC’s website at www.sec.gov. Collectors Universe also maintains a website at www.collectorsuniverse.com. The information contained in, accessible from or connected to Collectors Universe’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of Collectors Universe’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

8. Certain Information Concerning Parent and Purchaser.

General

Parent was formed on November 20, 2020, solely for the purpose of engaging in the Transactions, and has not engaged in any business activities other than as incidental to its formation and in connection with the Transactions, including the Offer and the Merger, and arranging of the financing in connection with such Transactions.

Purchaser is an indirect wholly owned subsidiary of Parent and was formed on November 20, 2020, solely for the purpose of engaging in the Transactions. Purchaser has not engaged in any business activities other than as incidental to its formation and in connection with the Transactions, including the Offer and the Merger, and arranging of the financing in connection with such Transactions. Upon completion of the Merger, Purchaser will cease to exist and Collectors Universe will continue as the Surviving Corporation.

Parent is the sole shareholder of Cards Holding Inc., a Delaware corporation (“Cards Intermediate”), which is the sole shareholder of Purchaser. The general partner of Parent is Cards Parent GP, LLC, a Delaware limited liability company (“Parent GP,” and together with Purchaser, Cards Intermediate and Parent, the “Cards Entities”). The members of Parent GP are Turner and D1 Capital Partners Master LP (“D1 Master Fund”). The Cards Entities are indirectly controlled by Turner, Sundheim and Cohen.

Turner is an entrepreneur and avid sports trading card collector. Turner has served as the Co-Founder and Chief Executive Officer of Flatiron Health, Inc., a healthcare technology company focusing on accelerating oncology research and improving patient care, since June 2012, and which was acquired by Roche Holding AG, a multinational healthcare company, in February 2018. Previously, Turner co-founded and served as Chief Executive Officer of Invite Media, Inc., an advertising technology company that built the industry’s first enterprise advertising platform for buying and optimizing online media in real time, from March 2007 until it was acquired by Google Inc., one of the world’s leading internet and computer technology companies, in June 2010, after which he remained as its CEO and as a Senior Product Manager at Google until June 2012. Turner’s principal business address is c/o Flatiron Health, Inc., 233 Spring Street, 5th Floor, New York, New York 10013.

Sundheim is participating in the Transactions through D1 Capital Partners, a global investment firm that operates across public and private markets. The firm combines the talent and operational excellence of a large, premier asset management firm with the flexible mandate and long-term time horizon of a family office. Founded in 2018 by Sundheim, D1 Capital Partners focuses on investing in the global internet, technology, telecom, media, consumer, healthcare, financial, industrial, and real estate sectors.

Cohen is participating in the Transactions through his family office, Cohen Private Ventures. Cohen Private Ventures invests long-term capital, primarily in direct private investments and other opportunistic transactions, and manages family office activities, on behalf of Cohen and his family. Cohen’s principal business address is 72 Cummings Point Road, Stamford, Connecticut 06902.

The principal executive offices of each of the Card Entities are located at c/o D1 Capital Partners L.P., 9 West 57th Street, 36th Floor, New York, New York 10019, and the Card Entities’ telephone number is (212) 390-9124.

Parent and Purchaser are each affiliated with funds managed or advised by entities indirectly controlled by Sundheim and entities affiliated with Cohen through his family office (all such entities, collectively, the “Investor Group Entities”). In connection with the Transactions, the Investor Group Entities have severally and not jointly committed to provide Parent with an equity contribution in an aggregate amount of up to $730 million, on the terms and subject to the conditions set forth in the Equity Commitment Letters. We expect that this amount, when added together with the available cash of Collectors Universe on the closing date of the Merger, is sufficient to: (a) fund the acquisition of all of the Shares tendered pursuant to the Offer and to consummate the Merger; (b) make the other payments required at the closing of the Merger, including in connection with the treatment of the Collectors Universe’s stock-based equity awards described above and (c) repay, prepay or discharge (after giving effect to the Merger) the principal of, and interest on, Collectors Universe’s outstanding indebtedness, if necessary (in each case, pursuant to certain terms and conditions as described further in Section 9—“Source and Amount of Funds”).

Background

The name, citizenship, business address, present principal occupation or employment and five (5)-year employment history of each of Turner, Sundheim and Cohen and the directors and executive officers of the Card Entities are listed in Schedule I to this Offer to Purchase.

On July 19, 2013, the SEC instituted an administrative proceeding against Cohen pursuant to Section 203(f) of the Investment Advisers Act of 1940, as amended, alleging that Cohen failed to reasonably supervise an employee of CR Intrinsic Investors, LLC (“CR Intrinsic”). The SEC previously settled civil claims against CR Intrinsic related to such employee’s trading. On January 8, 2016, the SEC issued an order (the “SEC Order”) accepting an offer of settlement from Cohen. Pursuant to the settlement, Cohen neither admitted nor denied the findings of the SEC in the SEC Order. The SEC Order required any investment adviser, family office, broker or dealer owned or controlled by Cohen to, for a limited period of time, retain an independent consultant and adopt such consultant’s recommendations and submit to on-site SEC examinations. Further, the SEC Order prohibited Cohen from being associated in a supervisory capacity with any investment adviser, broker or dealer through December 31, 2017.

On August 16, 2016, the Commodities Futures Trading Commission (the “CFTC”) issued an order (the “CFTC Order”) accepting an offer of settlement from Cohen. The CFTC alleged that Cohen was subject to statutory disqualification under Section 8a(4) of the Commodity Exchange Act, as amended, due to the finding contained in the SEC Order of Cohen’s failure to supervise another person with a view to preventing violations of the Exchange Act. Pursuant to the settlement, Cohen neither admitted nor denied any of the findings or conclusions in the CFTC Order or the accompanying notice. The CFTC Order restricted Cohen from engaging in any activity requiring registration with the CFTC and/or acting as an officer or employee of any person registered or required to be registered with the CFTC through December 31, 2017.

Otherwise, except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, during the last five (5) years, none of Turner, Sundheim, Cohen, Parent, Purchaser and the other Card Entities (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

Beneficial Ownership of Shares

Turner beneficially owns 28,695 Shares. Consistent with all of Turner’s investments in public equities, when he acquired beneficial ownership of the Shares he selected an automatic “re-invest dividends” option through the trading interface he used to acquire beneficial ownership of the Shares. This “re-invest dividends” feature automatically reinvests dividends received on account of Shares by acquiring Shares with any dividend proceeds. On November 30, 2020, this feature automatically acquired an additional 8.5893 Shares on Turner’s behalf at a cost basis of $646.73. Turner has since deactivated this feature.

Cohen serves as the Chairman, Chief Executive Officer, President and Co-Chief Investment Officer of Point72 Asset Management, L.P. (“Point72”). As of the close of business on December 10, 2020, funds managed or advised by Point72 (“Point72 Funds”) beneficially owned 11,562 Shares. The Shares are held by Cubist Core Investments, L.P., a Point72 Fund (“Cubist Core”). Cubist Core has ceased trading in the Shares held by it since November 6, 2020.

Otherwise, except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, (a) none of Turner, Sundheim, Cohen, Parent, Purchaser or the other Card Entities or, to the best of their knowledge, any associate or majority-owned subsidiary of any of the persons listed in Schedule I to this Offer to Purchase, beneficially owns or has any right to acquire, directly or indirectly, any Shares and (b) none of Turner, Sundheim, Cohen, Parent, Purchaser or the other Card Entities or, to the best of their knowledge, any associate or majority-owned subsidiary of any of the persons listed in Schedule I to this Offer to Purchase has effected any transaction in respect of any Shares during the past sixty (60) days.

Contracts Concerning the Shares

On November 30, 2020, Turner entered into a commitment letter with one of the Investor Group Entities (the “Turner Commitment Letter”) that provides that Turner will contribute, directly or indirectly, a portion of the equity commitment of such Investor Group Entity under the applicable Equity Commitment Letter. The Turner Commitment Letter provides that Turner will satisfy his obligations thereunder by contributing, directly or indirectly, all or a portion of the Shares beneficially owned by him to Parent in exchange for equity interests of Parent (or an affiliate thereof) (such Shares, the “Turner Rollover Shares”). The Turner Rollover Shares will be treated as “rollover stock” within the meaning of Section 251(h) of the DGCL and will be counted as if they were tendered for purposes of determining whether the Minimum Condition was satisfied in accordance with Section 251(h) of the DGCL.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Turner Commitment Letter, a copy of which has been filed as Exhibit (d)(9) to the Schedule TO (as defined below) and which is incorporated herein by reference.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Turner, Sundheim, Cohen, Parent, Purchaser or the other Card Entities has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Collectors Universe (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).

Business Relationships

Turner is an avid sports trading card collector; over the past two (2) years, he has been a Collectors Universe customer and has otherwise interacted with Collectors Universe and its representatives in the ordinary course in connection with his participation in the collectibles industry.

Otherwise, except as set forth in this Offer to Purchase, as of the date hereof, none of Turner, Sundheim, Cohen, Parent, Purchaser or the other Card Entities has had any business relationship or transaction with Collectors Universe or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer.

Extraordinary Transactions

On June 18, 2020, Alta Fox Capital Management, LLC (together with its affiliates, “Alta Fox”) delivered a letter to Collectors Universe nominating a slate of six director candidates to the Collectors Universe Board, including Turner. Turner entered into certain contracts with Alta Fox in connection therewith. On or prior to July 7, 2020, Turner terminated his relationship with Alta Fox, including all contracts and other arrangements between Turner and Alta Fox, and Alta Fox withdrew its nomination of Turner to the Collectors Universe Board.

At Collectors Universe’s 2018, 2019 and 2020 annual meetings of stockholders, the Point72 Funds voted Shares held by them (100 shares in 2018, 1,441 shares in 2019 and 7,995 shares in 2020) in line with Institutional Shareholder Service Inc.’s recommendations.

Otherwise, except as set forth in this Offer to Purchase, as of the date hereof, there have been no material contacts, negotiations or transactions between Turner, Sundheim, Cohen, Parent, Purchaser, the other Card Entities or any of their subsidiaries, on the one hand, and Collectors Universe or its subsidiaries, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two (2) years.

Available Information

Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by Parent and Purchaser with the SEC, are available free of charge at the SEC’s website at www.sec.gov.

9. Source and Amount of Funds.

The Offer is not conditioned upon any financing arrangements.

We estimate that we will need approximately $750 million for the payment of the aggregate Offer Price, aggregate Merger Consideration and the payment of all related fees and expenses, which will be funded with the proceeds of committed equity financing, as further described below.

Equity Financing. Parent has received an equity commitment letter from D1 Master Fund and CPV Investments VI, LLC (“CPV”) (such letters, as they may be amended, supplemented or otherwise modified from time to time in accordance with their terms, the “Equity Commitment Letters”) pursuant to which D1 Master Fund and CPV have committed to contribute to Parent in connection with consummation of the Offer and the Merger (the “Closing”) an aggregate equity contribution of up to $730 million (such committed financing, the “Equity Financing”). The funding of the Equity Financing under each Equity Commitment Letter is subject to: (a)(i) in the case of amounts required in connection with the consummation of the Offer, the satisfaction or waiver of all of the conditions of the Offer set forth in the Merger Agreement, including the Minimum Condition (other than any conditions that by their nature are to be satisfied at the Expiration Time), and (ii) in the case of amounts required in connection with the consummation of the Merger, the satisfaction or waiver of all of the conditions set forth in Section 8.1 (Conditions to Each Party’s Obligation to Effect the Closing) of the Merger Agreement; and (b) the applicable commitment under the other Equity Commitment Letter having been or will be funded in accordance with its terms. We expect that the Equity Financing, when added together with the available cash of Collectors Universe on the closing date of the Merger, is sufficient to: (a) fund the acquisition of all of the Shares tendered pursuant to the Offer and to consummate the Merger; (b) make the other payments required at the closing of the Merger, including in connection with the treatment of the Collectors Universe’s stock-based equity awards described above and (c) repay, prepay or discharge (after giving effect to the Merger) the principal of, and interest on, Collectors Universe’s outstanding indebtedness, if necessary.

Each of D1 Master Fund’s and CPV’s obligation to fund its equity commitment will terminate immediately upon the earliest of (a) the consummation of the Closing, (b) the valid termination of the Merger Agreement in accordance with its terms, (c) the valid termination of the commitment under the other Equity Commitment Letter or (d) Collectors Universe and/or any of its affiliates, directly or indirectly, bringing certain claims, in any litigation or other formal proceeding, against Parent, Purchaser, the applicable Investor Group Entity party thereto and certain other persons or entities.

Collectors Universe is a third party beneficiary of the rights granted to Parent under the Equity Commitment Letters and may enforce the Equity Commitment Letters pursuant to, and subject to, Collectors Universe’s right to specific performance of Parent’s obligation to enforce D1 Master Fund’s and CPV’s obligation to fund the Equity Financing in accordance with the terms and conditions of the Merger Agreement and the Equity Commitment Letters.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of each Equity Commitment Letter, copies of which have been filed as Exhibits (d)(5) and (d)(6) to the Schedule TO and which are incorporated herein by reference.

In addition to the Turner Commitment Letter, each of D1 Master Fund and CPV has entered into, and may, in the future, enter into, equity commitment letters with third party investors providing for the equity financing of portions of their commitments under the Equity Commitment Letters.

Limited Guarantees. Concurrently with the execution and delivery of the Merger Agreement, D1 Master Fund and CPV executed and delivered to Collectors Universe limited guarantees (as the same may be amended, supplemented or otherwise modified from time to time, the “Limited Guarantees”) in favor of Collectors Universe guaranteeing the due, punctual and complete payment of the termination fee payable by Parent and certain other costs and obligations under the Merger Agreement, subject to an aggregate cap equal to $45,734,265.

Subject to specified exceptions, each Limited Guarantee will terminate upon the earliest to occur of:

•	the consummation of the Closing;

•

the payment in full of the termination fee payable by Parent and certain other costs and obligations under the Merger Agreement (subject to the aggregate cap) or the obligations under the applicable Limited Guarantee (subject to the applicable cap);

•

Collectors Universe and/or any of its affiliates, directly or indirectly, bringing certain formal claims, in any litigation or other formal proceeding, against Parent, Purchaser, the applicable Investor Group Entity party thereto and certain other persons or entities relating to the applicable Limited Guarantee; and

•	ninety (90) days following the termination of the Merger Agreement under the terms thereof.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of each Limited Guarantee, copies of which have been filed as Exhibits (d)(7) and (d)(8) to the Schedule TO and which are incorporated herein by reference.

10. Background of the Offer; Past Contacts or Negotiations with Collectors Universe.

Background of the Offer.

The following chronology summarizes the key meetings and events involving Collectors Universe, the Collectors Universe Board and Collectors Universe’s representatives, on the one hand, and Parent, Purchaser and their respective representatives, on the other hand, that led to the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation of or among the parties. For a review of Collectors Universe’s additional activities leading to the signing of the Merger Agreement, please refer to the Schedule 14D-9, which will be filed by Collectors Universe with the SEC and mailed to all stockholders of Collectors Universe.

As a prominent collector and frequent user of Collectors Universe’s card-grading and authentication services, Mr. Turner is well known to Collectors Universe management, and he and members of Collectors Universe management have spoken from time to time about the collectibles industry generally and Collectors Universe specifically. Prior to 2020, these conversations never involved any discussion of an acquisition of Collectors Universe.

On June 18, 2020, Alta Fox Capital Management, LLC, which we refer to as “Alta Fox,” publicly disclosed on a Schedule 13D filed with the SEC that it had acquired approximately 5.4 percent of the outstanding Shares. In addition, Alta Fox publicly disclosed that it had nominated a slate of six individuals for election to the Collectors Universe Board. Mr. Turner was one of the individuals nominated by Alta Fox. In its Schedule 13D filing, Alta Fox described, among other things, its perspective on Collectors Universe’s long-term value.

On July 7, 2020, Alta Fox amended its Schedule 13D to disclose that Mr. Turner had withdrawn as a candidate for election to the Collectors Universe Board. Mr. Turner informed Joseph J. Orlando, Collectors Universe’s president and chief executive officer, of his decision to withdraw from Alta Fox’s slate prior to Alta Fox’s public disclosure, and that he had terminated his relationship with Alta Fox, including all contracts and other arrangements with Alta Fox.

On July 20, 2020, Mr. Turner spoke with members of Collectors Universe management, including Mr. Orlando. During this discussion, Mr. Turner expressed his interest in an acquisition of Collectors Universe but did not propose specific acquisition terms. Mr. Turner expressed a desire to enter into a confidentiality agreement in order to undertake due diligence.

On July 22, 2020, Mr. Orlando spoke with representatives of the family office of a high-net-worth individual. We refer to this family office and individual together as “Party D.” The conversation, which was initiated by Party D, was introductory in nature and focused on allowing Party D to better understand Collector’s Universe.

On July 24, 2020, representatives of Allen & Company LLC (which we refer to as “Allen & Co.”), financial advisor to Mr. Turner, contacted representatives of Houlihan Lokey Capital, Inc. (which we refer to as “Houlihan Lokey”), financial advisor to Collectors Universe, identifying themselves as Turner’s financial advisor, and thereafter, representatives of Allen & Co. and Houlihan Lokey had an introductory conversation without discussing any specific details of a potential transaction.

On July 28, 2020, a representative of Allen & Co., financial adviser to Mr. Turner, contacted representatives of Houlihan Lokey to request that selected due diligence information regarding Collectors Universe be collected and posted to an online data room.

On August 7, 2020, a representative of Allen & Co. informed a representative of Houlihan Lokey that Mr. Turner and Party D would like to work cooperatively toward an acquisition of Collectors Universe.

On August 10, 2020, Mr. Turner and representatives of Allen & Co. spoke with representatives of Houlihan Lokey to further discuss the desire of Mr. Turner and Party D to work cooperatively toward an acquisition of Collectors Universe.

On August 13, 2020, Collectors Universe entered into a confidentiality agreement with Mr. Turner, which included a one-year “standstill” restricting Mr. Turner from, among other things, directly or indirectly acquiring Shares, subject to the conditions in the confidentiality agreement. Shortly thereafter, representatives of Houlihan Lokey sent initial due diligence materials on behalf of Collectors Universe to representatives of Allen & Co.

The confidentiality agreement with Mr. Turner permitted Mr. Turner to contact Party D and three additional prospective sources of equity financing from a specified list. Party D entered into a joinder to that confidentiality agreement, which included an agreement to be bound by the “standstill” restrictions, on August 16, 2020. At various points after entering into the confidentiality agreement, Mr. Turner requested additional approvals to speak with a limited number of additional prospective sources of equity financing in connection with a possible acquisition of Collectors Universe. These requests were generally granted.

During the weeks of August 10, 2020, August 17, 2020, August 24, 2020, and August 31, 2020, members of Collectors Universe management engaged in due diligence sessions with representatives of each of Allen & Co. and Party D.

On September 19, 2020, Mr. Turner and Party D submitted a preliminary non-binding all-cash offer to acquire us for $50.00 per Share. We refer to this as the “September 19 Proposal.” The September 19 Proposal contemplated additional due diligence to be undertaken by Mr. Turner and Party D. It also included a draft exclusivity agreement and requested that Collectors Universe agree to negotiate exclusively with Mr. Turner and Party D for a period of 30 days. On September 18, 2020 (the last trading day before the September 19 Proposal), Collectors Universe’s stock closed at $53.73 per Share.

On September 25, 2020, representatives of Allen & Co. spoke with representatives of Houlihan Lokey. During this discussion, the representatives of Houlihan Lokey informed the representatives of Allen & Co. of the decisions of the Collectors Universe Board that the September 19 Proposal did not form a basis on which Collectors Universe would proceed with additional discussions regarding a potential transaction and that the Collectors Universe Board would be unlikely to consider an acquisition proposal that did not reflect a premium to the trading level of the Shares. Following this discussion, the representatives of Allen & Co. informed the representatives of Houlihan Lokey of the willingness by Mr. Turner and Party D to undertake additional due diligence work to better understand Collectors Universe’s prospects and the strength of its business.

On October 1, 2020, a due diligence call occurred between Mr. Turner, representatives of Allen & Co, Party D and representatives of Party D and members of Collectors Universe management.

On October 3, 2020, representatives of Allen & Co. discussed with representatives of Houlihan Lokey the prospect of Mr. Turner and Party D submitting a preliminary non-binding all-cash offer to acquire us for a price within a range of $52.00 to $54.00 per Share. On October 2, 2020 (the last trading day before this conversation), Collectors Universe’s stock closed at $52.47 per Share. The representatives of Houlihan Lokey again expressed to the representatives of Mr. Turner that the Collectors Universe Board would be unlikely to consider an acquisition proposal that did not reflect a premium to the trading level of the Shares.

On October 11, 2020, Mr. Turner and Party D submitted a letter to the Collectors Universe Board containing a preliminary non-binding all-cash offer to acquire us for a price within a range of $52.00 to $54.00 per Share. On October 9, 2020 (the last trading day before the submission of this letter), Collectors Universe’s stock closed at $60.05 per Share.

On October 23, 2020, representatives of Allen & Co. requested and received approval for Mr. Turner to speak with D1 as a prospective source of equity financing in connection with a possible acquisition of Collectors Universe.

On October 28, 2020, D1 entered into a joinder to Collectors Universe’s confidentiality agreement with Mr. Turner, which included an agreement to be bound by the “standstill” restrictions.

On November 5, 2020, representatives of Mr. Turner informed representatives of Houlihan Lokey that Mr. Turner intended to submit a new proposal to acquire Collectors Universe, with funding provided by Mr. Turner, D1 and additional equity investors to be identified later.

On November 6, 2020, Mr. Turner submitted a preliminary non-binding all-cash proposal to acquire us at a price ranging from $75.00 to $80.00 per Share. We refer to this as the “November 6 Proposal.” The November 6 Proposal contemplated additional due diligence to be undertaken by Mr. Turner, as well as participation in the transaction by D1 and multiple unnamed equity investors. In connection with the submission of the November 6 Proposal, representatives of Mr. Turner informed representatives of Houlihan Lokey that Party D no longer wished to participate in an acquisition of Collectors Universe due to concerns about valuation.

Also on November 12, 2020, members of Collectors Universe management engaged in due diligence sessions with representatives of Allen & Co., as a representative of Mr. Turner and D1, and other representatives of each of Mr. Turner and D1.

On November 13, 2020, representatives of Sullivan & Cromwell LLP (which we refer to as “Sullivan & Cromwell”), counsel to Mr. Turner, and Paul, Weiss, Rifkind, Wharton & Garrison LLP (which we refer to as “Paul, Weiss”), counsel to D1, provided an initial draft of the Merger Agreement to representatives of Wilson Sonsini Goodrich & Rosati, Professional Corporation (which we refer to as “Wilson Sonsini”). Among other things, the draft of the Merger Agreement contemplated that Collectors Universe’s would be subject to a “window shop” restriction that would prevent it from soliciting acquisition interest from third parties following Collectors Universe’s entry into the Merger Agreement, but would allow it to respond to unsolicited acquisition proposals meeting certain requirements specified in the Merger

Agreement. It also provided that each of multiple equity investors would provide equity capital only for their individual, pro-rata portion of the purchase price as well as guarantee only their respective portion of the “reverse” termination fee (which fee would generally be payable in connection with a termination of the Merger Agreement for a failure of the acquiring parties to consummate the acquisition when and if they were required to do so). Under this construct, no single investor would guarantee responsibility for the entire purchase price or “reverse” termination fee.

Also on November 15, 2020, Collectors Universe opened an online data room containing due diligence information.

During the week of November 16, 2020, at the direction of Mr. Moyer, representatives of Houlihan Lokey spoke with representatives of Allen & Co. on several occasions seeking clarification of aspects of the November 6 Proposal, including additional information regarding the identity and creditworthiness of the additional equity investors contemplated by Mr. Turner and D1.

On November 17, 2020, representatives of Wilson Sonsini provided a revised draft of the Merger Agreement to representatives Sullivan & Cromwell and Paul, Weiss. This draft reflected, among other changes, the decisions made by Messrs. Moyer and Orlando on November 15, 2020, with respect to the requested go-shop provision and the equity commitment and guarantee from D1.

On November 20, 2020, representatives of Sullivan & Cromwell and Paul, Weiss provided representatives of Wilson Sonsini with a revised draft of the Merger Agreement. Among other things, the draft of the Merger Agreement (1) noted that the inclusion of a “go-shop” provision was still under review by Mr. Turner and D1 and (2) provided that three separate and unrelated entities would provide equity commitments and, in proportion to their equity commitments, guarantee the payment of the “reverse” termination fee.

On November 21, 2020, in response to Collectors Universe’s request that the definitive Merger Agreement contain a “go-shop” provision permitting it to solicit alternative proposals, a representative of Allen & Co, on behalf of Mr. Turner and D1, made a revised, bifurcated acquisition proposal that contemplated a lower per-Share price if the Merger Agreement included a “go-shop” provision. We refer to this as the “November 21 Proposal.” Specifically, Mr. Tuner and D1 offered either (1) an all-cash per-Share price of $71.50 if Collectors Universe were permitted affirmatively to solicit alternative transactions following execution of the definitive agreement or (2) an all-cash per-Share price of $75.00 if the Merger Agreement precluded Collectors Universe’s ability to solicit alternative offers (but still permitted it to respond to unsolicited acquisition proposals meeting certain requirements specified in the Merger Agreement).

In addition, the November 21 Proposal included a bifurcated structure with respect to the size of any termination fee payable by Collectors Universe in connection with accepting a superior proposal from a third party or any “reverse” termination fee payable by Mr. Turner and D1 in the event of a termination of the Merger Agreement in accordance with its terms. Specifically, in the scenario where the definitive agreement included a $71.50 per-Share offer price and contained the “go-shop” provision, the November 21 Proposal provided (1) that the termination fee payable by Collectors Universe in connection with accepting an alternative, superior transaction with a third party of 1.75 percent of the transaction value in connection with a transaction arising during the “go-shop” period and 3.75 percent in all other instances and (2) a “reverse” termination fee of 5.0 percent of the transaction value. Alternatively, in the scenario where the definitive agreement included a $75.00 per-Share offer price with no ability to solicit affirmatively alternative transactions but an ability to respond to superior proposals, the November 21 Proposal provided (1) a termination fee payable by Collectors Universe in connection with its entry into an alternative transaction with a third party of 3.25 percent of the transaction value and (2) a “reverse” termination fee equal to 5.5 percent of the transaction value. In addition, both of the alternatives in the November 21 Proposal provided that D1 and another equity investor would provide equity guarantees for the full amount of the purchase price, as well as proportionally guarantee the payment of the “reverse” termination fee. On November 20, 2020 (the last trading day prior to the November 21 Proposal), Collectors Universe’s stock closed at $69.92 per Share.

On November 22, 2020, CPV entered into a joinder to Collectors Universe’s confidentiality agreement with Mr. Turner, which included an agreement to be bound by the “standstill” restrictions.

On November 23, 2020, representatives of Houlihan Lokey communicated to representatives of Allen & Co. the Collectors Universe counterproposal that the Collectors Universe Board would likely support a transaction with the following terms: (1) a per-Share price of $78.00 in cash; (2) a termination fee payable by Collectors Universe in connection with its entry into an alternative transaction with a third party of equal to 2.75 percent of the transaction value; (3) a “reverse” termination fee equal to 7.0 percent of the transaction value; and (4) a “window-shop” provision in lieu of a “go-shop” provision.

On November 24, 2020, the Investor Group responded to Collectors Universe’s counterproposal to the November 21 Proposal with a new offer to acquire Collectors Universe, which offer was communicated by representatives of Allen & Co. A representative of Allen & Co. underscored that the latest proposal was “best and final.” This proposal contemplated an acquisition of Collectors Universe for an all-cash per-Share price of $75.25. In addition, the proposal provided that (1) the termination fee payable by Collectors Universe in connection with its entry into an alternative transaction with a third party would be equal to 3.25 percent of the transaction value and (2) the “reverse” termination fee would be equal to 6.25 percent of the transaction value. The proposal further provided that D1 and CPV would provide equity commitments for the full amount of the purchase price, and that they would proportionally guarantee payment of any “reverse” termination fee. We refer to this as the “November 24 Proposal.” On November 24, 2020, Collectors Universe’s stock closed at $70.43 per Share.

Later on November 25, 2020, representatives of Houlihan Lokey spoke with representatives of Allen & Co. and informed them that the Collectors Universe Board would likely support a transaction with the following terms: (1) a per-Share price of $76.00 in cash; (2) a termination fee payable by Collectors Universe in connection with its entry into an alternative transaction with a third party equal to 3.0 percent of the transaction value; and (3) a “reverse” termination fee equal to 6.25 percent of the transaction value. In response, the representatives of Allen & Co. reiterated that the November 24 Proposal was “best and final” and that the Investor Group was unwilling to modify the terms of the November 24 Proposal.

From November 25, 2020, through November 30, 2020, representatives of each of Wilson Sonsini, Sullivan & Cromwell and Paul, Weiss exchanged drafts and negotiated the terms of the Merger Agreement and the related disclosure schedules, the Limited Guarantees and the Equity Commitment Letters.

On November 28, 2020, representatives of Allen & Co. provided representatives of Houlihan Lokey with a summary of each of the sources of equity financing expected to participate with the Investor Group in the acquisition proposal and the expected amount of committed capital from each equity financing source.

On November 29, 2020, representatives of each of Wilson Sonsini, Sullivan & Cromwell and Paul, Weiss continued to negotiate the terms of the Merger Agreement and the related disclosure schedules, the Limited Guarantees and the Equity Commitment Letters.

Early on November 30, 2020, before the opening of trading on Nasdaq, the Merger Agreement was signed by Collectors Universe, Parent and the Purchaser, and Collectors Universe’s publicly disclosed its entry into the Merger Agreement.

On December 17, 2020, Parent commenced the Offer.

Past Contacts, Transactions, Negotiations and Agreements.

For more information on the Merger Agreement and the other contacts, transactions, negotiations and agreements between Collectors Universe and Purchaser and their respective related parties, see Section 8—“Certain Information Concerning Parent and Purchaser,” Section 9—“Source and Amount of Funds” and Section 11—“Merger Agreement.”

11. The Merger Agreement.

The following summary of certain provisions of the Merger Agreement and the other summaries contained in this Offer to Purchase of certain provisions of the Merger Agreement are qualified in their entirety by reference to the Merger Agreement itself, which is incorporated herein by reference and filed as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 8—“Certain Information Concerning Parent and Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Unless the context otherwise requires or as otherwise specified herein, capitalized terms used but not defined herein have the respective meanings set forth in the Merger Agreement.

The representations, warranties, covenants and agreements described below and included in the Merger Agreement: (a) were made only for purposes of the Merger Agreement and as of specific dates; (b) were made solely for the benefit of the parties to the Merger Agreement, except as further described below; (c) may be subject to important qualifications, limitations and supplemental information agreed to by Collectors Universe, Parent and Purchaser in connection with negotiating the terms of the Merger Agreement; and (d) may also be subject to a contractual standard of materiality different from those generally applicable to reports and documents filed with the SEC and in some cases were qualified by confidential matters disclosed to Parent and Purchaser by Collectors Universe in connection with the Merger Agreement. In addition, the representations and warranties may have been included in the Merger Agreement for the purpose of allocating contractual risk between Collectors Universe, Parent and Purchaser rather than to establish matters as facts, and may be subject to standards of materiality applicable to such parties that differ from those applicable to investors. Further, the representations and warranties were negotiated with the principal purpose of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise. Collectors Universe stockholders are not generally third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of Collectors Universe, Parent or Purchaser or any of their respective affiliates or businesses. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement. None of the representations and warranties will survive the closing of the Merger, other than those set forth in Section 5.23 (No Other Representations or Warranties; Non-Reliance) and Section 6.10 (No Other Representations or Warranties; Non-Reliance) of the Merger Agreement. Therefore, the representations and warranties contained in the Merger Agreement (other than those set forth in Section 5.23 (No Other Representations or Warranties; Non-Reliance) and Section 6.10 (No Other Representations or Warranties; Non-Reliance)) will have no legal effect under the Merger Agreement after the Effective Time. In addition, you should not rely on the covenants in the Merger Agreement as actual limitations on the respective businesses of Collectors Universe, Parent and Purchaser because the parties may take certain actions that are either expressly permitted in the confidential disclosure letter to the Merger Agreement delivered by Collectors Universe to Parent and Purchaser or as otherwise consented to by the appropriate party, which consent may be given without prior notice to the public. The Merger Agreement is described below, and included as Exhibit (d)(1) to the Schedule TO, only to provide you with information regarding its terms and conditions, and not to provide you with any other factual information regarding Collectors Universe, Parent, Purchaser or their respective businesses. Accordingly, the representations, warranties, covenants and other agreements in the Merger Agreement should not be read alone, and you should read the information provided elsewhere in this document and in Collectors Universe’s filings with the SEC regarding Collectors Universe and its business.

The Offer

The Merger Agreement provides that Purchaser will, and Parent will cause Purchaser to, commence the Offer as promptly as reasonably practicable after the date of the Merger Agreement. Subject to the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent of the Minimum Condition and the other conditions that are described in Section 15—“Conditions of the Offer,” Purchaser will, and Parent will cause Purchaser to, consummate the Offer by (a) promptly after the Expiration Date, accepting for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer and (b) as promptly as practicable after the Offer Acceptance Time, paying for such Shares. If the Offer is consummated, each stockholder of Collectors Universe will receive the Offer Price for each Share validly tendered and not properly withdrawn by such stockholder prior to the Expiration Date, without interest thereon and subject to deduction for any required withholding taxes, net to such stockholder in cash. The Offer is initially scheduled to expire at 12:00 midnight, New York time, on January 19, 2021 (one minute after 11:59 p.m., New York time, on January 19, 2021) but may be extended and re-extended as described below.

Subject to the applicable rules and regulations of the SEC and pursuant to the Merger Agreement, Purchaser has expressly reserved the right, at any time, to increase the Offer Price, waive any condition of the Offer (other than the Minimum Condition, which may only be waived with the prior written consent of Collectors Universe) or to otherwise make changes to the terms and conditions of the Offer that are not inconsistent with the terms of the Merger Agreement. However, pursuant to the Merger Agreement, (a) the Minimum Condition may not be amended or otherwise modified or waived, (b) Purchaser may not decrease the Offer Price and (c) no change may be made to the Offer that (i) changes the form of consideration to be delivered by Purchaser pursuant to the Offer, (ii) decreases the number of Shares sought to be purchased by Purchaser in the Offer, (iii) imposes conditions or requirements to the Offer in addition to the conditions of the Offer under the Merger Agreement, (iv) except as provided by the Merger Agreement, terminates the Offer or accelerates, extends or otherwise changes the Expiration Date, (v) otherwise amends or modifies any of the other terms of the Offer in a manner that adversely affects holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or (vi) provides any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act, in each case without the prior written consent of Collectors Universe.

Extensions of the Offer

The Merger Agreement provides that Purchaser is required to extend the Offer beyond its then-scheduled Expiration Date for the minimum period required by any law, interpretation or position of the SEC, the SEC staff or any rules and regulations of Nasdaq applicable to the Offer (including in order to comply with Rule 14e-1(b) under the Exchange Act in respect of any change in the Offer Price).

Subject to Parent’s and Collectors Universe’s termination rights under the Merger Agreement, if, as of the then-scheduled Expiration Date, any condition of the Offer is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable by Purchaser or Parent, Purchaser is required to extend the Offer beyond its then-scheduled Expiration Date for up to three (3) additional periods of ten (10) business days (or such longer period as may be agreed to by the parties in writing) to permit such conditions of the Offer to be satisfied.

If any condition of the Offer is not satisfied and has not been waived by Purchaser or Parent, to the extent waivable by Purchaser or Parent, as of the then-scheduled Expiration Date of the last extension period referred to above, Purchaser may extend the Offer until such time as the conditions of the Offer are satisfied or waived (to the extent waivable) to permit such conditions to be satisfied.

In no event, however, will Purchaser be required to, or, without Collectors Universe’s prior written consent, be permitted to, extend its Offer beyond the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, the provisions of which are summarized under “—Termination,” (b) April 30, 2021 and (c) the final Expiration Date following extension of the Offer in accordance with the terms referred to above.

Termination of the Offer

The Merger Agreement provides that Purchaser may not, and Parent will not cause Purchaser to, terminate or withdraw the Offer prior to the then-scheduled Expiration Date without the prior written consent of Collectors Universe, except in the event that the Merger Agreement is terminated pursuant to its terms. In the event that the Merger Agreement is terminated pursuant to its terms, Purchaser will (and Parent will cause Purchaser to) as promptly as practicable and unconditionally terminate the Offer, not acquire any Shares pursuant thereto, and return, and cause any depositary acting on its behalf to promptly return, in accordance with applicable law, all tendered Shares to the registered holders of such Shares.

Effects of the Merger; Certificate of Incorporation; Bylaws; Directors and Officers

The Merger Agreement provides that as promptly as practicable after the consummation of the Offer and subject to the satisfaction or (to the extent waivable) waiver of certain conditions set forth therein, Purchaser will be merged with and into Collectors Universe, with Collectors Universe continuing as the Surviving Corporation in the Merger and as an indirect wholly owned subsidiary of Parent, on the terms set forth in the Merger Agreement. If the Offer is consummated, assuming the continued satisfaction, or (to the extent permitted by applicable law) waiver, of the No Legal Prohibition Condition, Collectors Universe, Purchaser and Parent intend to consummate the Merger as promptly as practicable after the consummation of the Offer and the satisfaction or waiver of those conditions set forth in the Agreement. The Merger will be governed by, and effected pursuant to, Section 251(h) of the DGCL.

At the Effective Time, the certificate of incorporation of Collectors Universe as the Surviving Corporation will be amended and restated in its entirety in the form set forth on Exhibit A to the Merger Agreement, and the bylaws of Collectors Universe as the Surviving Corporation will be amended and restated in their entirety to be the same as the bylaws of Purchaser, as in effect immediately prior to the Effective Time, in each case, until thereafter amended, restated or amended and restated.

From and after the Effective Time, the parties will take all necessary actions so that the board of directors of the Surviving Corporation will consist of the directors of Purchaser as of immediately prior to the Effective Time, each to hold office until their successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal pursuant to the certificate of incorporation and bylaws of the Surviving Corporation and/or applicable law. From and after the Effective Time, the officers of Collectors Universe as of immediately prior to the Effective Time will be the officers of the Surviving Corporation, each to hold office until their successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal pursuant to the certification of incorporation and bylaws of the Surviving Corporation and/or applicable law.

Merger Consideration

Common Stock

Upon the terms and subject to the conditions of the Merger Agreement, at the Effective Time, each Share (other than (a) any Excluded Shares and (b) any outstanding Share of restricted stock granted under Collectors Universe’s 2013 Equity Incentive Plan or 2017 Equity Incentive Plan (“Company Restricted Shares”)) will be converted into the right to receive the amount in cash equal to the Offer Price, without interest and less any required withholding taxes (or, in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in accordance with the terms of the Merger Agreement), and will cease to be outstanding, will be cancelled and will cease to exist.

At the Effective Time, each Excluded Share, including for the avoidance of doubt, the Turner Rollover Shares, will cease to be outstanding, will be cancelled without any payment of any consideration therefor and will cease to exist, subject to any rights any dissenting stockholders may have with respect to any Dissenting Shares.

At the Effective Time, each Share of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one share of common stock of the Surviving Corporation.

Equity Awards

The Merger Agreement provides that Collectors Universe’s equity awards that are outstanding immediately prior to the Effective Time will be treated in the following manner in connection with the Transactions:

Treatment of Company Restricted Shares

At the Effective Time, any vesting conditions applicable to each Company Restricted Share will automatically and without any required action on the part of the holder thereof accelerate in full and each Company Restricted Share award will automatically and without any required action on the part of the holder thereof be cancelled and will only entitle the holder of each Company Restricted Share award to receive, without interest, an amount in cash equal to the product obtained by multiplying (a) the number of Company Restricted Shares outstanding immediately prior to the Effective Time by (b) the amount in cash equal to the Offer Price, less applicable taxes required to be withheld with respect to such payment.

Treatment of Company RSU

At the Effective Time, any vesting conditions applicable to each Company RSU will, automatically and without any required action on the part of the holder thereof, accelerate in full, and each Company RSU award will, automatically and without any required action on the part of the holder thereof, be cancelled and will only entitle the holder of such Company RSU award to receive, without interest, an amount in cash equal to the product obtained by multiplying (a) the number of Shares subject to such Company RSU award immediately prior to the Effective Time by (b) the amount in cash equal to the Offer Price, less applicable taxes required to be withheld with respect to such payment; provided that with respect to any Company RSUs that Collectors Universe, in consultation with Parent, has determined constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a tax or penalty under Section 409A of the Code, such payment will be made at the earliest time permitted under the applicable Stock Plan and award agreement that will not trigger a tax or penalty under Section 409A of the Code.

Treatment of Company PSU

At the Effective Time, any vesting conditions applicable to each Company PSU, whether vested or unvested, will, automatically and without any required action on the part of the holder thereof, accelerate, and each Company PSU award will, automatically and without any action on the part of the holder thereof, be cancelled and will only entitle the holder of such Company PSU award to receive, without interest, as promptly as practicable an amount in cash equal to the product obtained by multiplying (a) the number of Shares subject to such Company PSU award immediately prior to the Effective Time (assuming for these purposes, maximum performance) by (b) the amount in cash equal to the Offer Price, less applicable taxes required to be withheld with respect to such payment; provided that, with respect to any Company PSUs that Collectors Universe, in consultation with Parent, has determined constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a tax or penalty under Section 409A of the Code, such payment will be made at the earliest time permitted under the applicable Stock Plan and award agreement that will not trigger a tax or penalty under Section 409A of the Code.

Paying Agent, Exchange Fund and Exchange and Payment Procedures

Prior to the Effective Time, Parent will select an agent after reasonable consultation with Collectors Universe, which we refer to as the “paying agent,” to make payments of the Offer Price to Collectors Universe’s stockholders. As promptly as practicable after the Effective Time, but no later than the closing date of the Merger, Parent will deposit (or cause to be deposited) with the paying agent an amount in immediately available funds that is sufficient in the aggregate to pay the aggregate Offer Price to Collectors Universe’s stockholders and holders of Collectors Universe’s equity awards in accordance with the Merger Agreement.

As promptly as practicable after the Effective Time (but in any event within five (5) business days thereafter), Parent will cause the payment agent to mail or otherwise provide to each holder of record (as of immediately prior to the Effective Time) of a Share Certificate that immediately prior to the Effective Time represented issued and outstanding Shares (other than Excluded Shares and Company Restricted Shares), appropriate transmittal materials (including a Letter of Transmittal) and instructions advising stockholders how to surrender the Share Certificates in exchange for the Offer Price. Upon receipt of (a) physically surrendered Share Certificates (or an appropriate affidavit for lost, stolen or destroyed certificates, together with any required bond, in lieu of the Share Certificates) and (b) a duly completed and executed Letter of Transmittal and such other documents as may be reasonably requested by the paying agent, the holder of such Share Certificate will be entitled to receive, and Parent will cause the paying agent to pay and deliver as promptly as practicable to such holders, an amount in cash in immediately available funds equal to (i) the number of shares represented by such Share Certificates (or affidavits in lieu of Share Certificates) multiplied by (ii) the Offer Price in exchange therefor. The amount of any Offer Price paid to Collectors Universe’s stockholders will not include interest and may be reduced by any required withholding taxes.

Notwithstanding the foregoing, any holder of Shares held in book-entry form (which we refer to as “uncertificated shares”) will not be required to deliver a certificate or an executed letter of transmittal (as both are described above) to the payment agent to receive the consideration payable in respect thereof. Each holder of record (as of immediately prior to the Effective Time) of uncertificated shares that immediately prior to the Effective Time represented a Share will, upon delivery of an “agent’s message” in customary form at the Effective Time, and any other reasonable evidence as may reasonably be requested by the payment agent, be entitled to receive, and Parent will cause the payment agent to pay and deliver as promptly as practicable to such holders, an amount in cash in immediately available funds equal to (a) the number of uncertificated shares held by such stockholder multiplied by (b) the Offer Price in exchange therefor. The amount of consideration paid to such Collectors Universe stockholders will not include interest and may be reduced by any required withholding taxes.

If any cash deposited with the paying agent is not claimed within one hundred and eighty (180) days following the closing date of the Merger, such cash will be returned to Parent or the Surviving Corporation, as determined by Parent. Any Collectors Universe stockholders as of immediately prior to the Merger who have not complied with the exchange procedures, materials and instructions in the Merger Agreement and any holders of Collectors Universe’s equity awards who have not received the applicable payment to be paid by the paying agent will thereafter look only to the Surviving Corporation as a general creditor for satisfaction of such payments. None of the paying agent, Parent, the Surviving Corporation or any other party will be liable to any former holder of Shares or equity awards of Collectors Universe for any amounts properly delivered to a public official pursuant to any applicable abandoned property, law or similar laws.

The Letter of Transmittal will include instructions if a stockholder has lost a Share Certificate or if such Share Certificate has been stolen or destroyed. In the event that any Share Certificates have been lost, stolen or destroyed, then the payment agent will issue a check in the amount of the Offer Price to such holder upon the making by such holder of an affidavit claiming such Share Certificate to be lost, stolen or destroyed. Parent and/or the paying agent may, as a condition precedent to the payment of the Offer Price, require such stockholder to post a bond in customary amount and upon such terms as may be required by Parent and/or the payment agent as indemnity against any claim that may be made against Parent, the Surviving Corporation or the payment agent with respect to such Share Certificate.

Representations and Warranties

The Merger Agreement contains representations and warranties of Collectors Universe, Parent and Purchaser.

Some of the representations and warranties in the Merger Agreement made by Collectors Universe, Parent and Purchaser are qualified as to “materiality” and qualifiers of similar import set forth therein. Further, some of the representations and warranties in the Merger Agreement made by Collectors Universe are qualified as to “Material Adverse Effect.” For purposes of the Merger Agreement, “Material Adverse Effect” means any event, change, development, circumstance, fact or effect that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on the financial condition, properties, assets, liabilities (contingent or otherwise), business operations or results of operations of Collectors Universe and its subsidiaries, taken as a whole and, in each case, whether known or unknown as of the date of the Merger Agreement; provided, however, that no event, change, development, circumstance, fact or effect to the extent resulting from any of the following, either individually or in the aggregate, will be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur:

•

events, changes, developments, circumstances, facts or effects that are the result of factors generally affecting the economy, credit, capital, securities or financial markets or political, regulatory or business conditions in the geographic markets in which Collectors Universe or any of its subsidiaries operate or their products or services are sold, including events, changes, developments, circumstances, facts or effects in or with respect to interest rates or exchange rates for currencies (except to the extent that such effect has disproportionately affected Collectors Universe and its subsidiaries (taken as a whole) relative to other companies of similar size operating in the geographic markets or industries in which Collectors Universe or any of its subsidiaries operate or their products or services are sold, only the incremental disproportionate effect will be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur);

•

events, changes, developments, circumstances, facts or effects generally affecting the industries in which Collectors Universe or any of its subsidiaries operate (except to the extent that such effect has disproportionately affected Collectors Universe and its subsidiaries (taken as a whole) relative to other companies of similar size operating in the geographic markets or industries in which Collectors Universe or any of its subsidiaries operate or their products or services are sold, only the incremental disproportionate effect will be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur);

•

any loss of, or adverse event, change, development, circumstance, fact or effect in or with respect to, the relationship of Collectors Universe or any of its subsidiaries, contractual or otherwise, with customers, governmental entities, employees, labor unions, labor organizations, works councils or similar organizations, suppliers, distributors, financing sources, partners or similar relationship caused by the public announcement of the Merger Agreement or the pendency or consummation of the Transactions, including any litigation or other proceeding threatened, made or brought by any of the current or former holders of Shares (on their own behalf or on behalf of Collectors Universe) against Collectors Universe, any of its executive officers or other employees or any member of the Collectors Universe Board arising out of the Transactions; provided that, for the avoidance of doubt, the exceptions in this clause will not apply with respect to references to “Material Adverse Effect” in any representation or warranty with respect to requisite governmental filings or non-contravention, or in the conditions of the Offer with respect to such representation and warranty;

•

changes in GAAP or other applicable accounting standards or any applicable law or changes to the enforcement or interpretation thereof after the date of the Merger Agreement (except to the extent that such effect has disproportionately affected Collectors Universe and its subsidiaries (taken as a whole) relative to other companies of similar size operating in the geographic markets or industries in which Collectors Universe or any of its subsidiaries operate or their products or services are sold, only the incremental disproportionate effect will be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur);

•

any failure by Collectors Universe to meet any internal or public projections or forecasts, predictions or estimates of revenues or earnings or other financial metrics; provided that any event, change, development, circumstance, fact or effect underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur;

•

any event, change, development, circumstance, fact or effect resulting from geopolitical conditions, acts of war (whether or not declared), sabotage, terrorism, military or paramilitary actions or the escalation of any of the foregoing (including cyberattacks not specifically directed at Collectors Universe or any of its subsidiaries), any weather event, natural disaster or other force majeure events, epidemics, pandemics or any outbreak of illness or other public health event (including SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemics or disease outbreaks (collectively, “COVID-19”)) or quarantine events, in each case to the extent not caused by Collectors Universe or any of its subsidiaries or its or their respective representatives (except to the extent that such effect has disproportionately affected Collectors Universe and its subsidiaries (taken as a whole) relative to other companies of similar size operating in the geographic markets or industries in which Collectors Universe or any of its subsidiaries operate or their products or services are sold, only the incremental disproportionate effect will be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur);

•

any quarantine, “shelter in place,” “stay at home,” social distancing, shut down, closure, sequester, safety or similar law, directive or guideline promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case in connection with or in response to COVID-19 (except to the extent that such effect has disproportionately affected Collectors Universe and its subsidiaries (taken as a whole) relative to other companies of similar size operating in the geographic markets or industries in which Collectors Universe or any of its subsidiaries operate or their products or services are sold, only the incremental disproportionate effect will be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur);

•

any actions required to be taken by Collectors Universe or any of its subsidiaries or its or their respective representatives pursuant to the Merger Agreement (except for any obligation to operate in the ordinary course of business, consistent with past practice) or any actions taken by Collectors Universe or any of its subsidiaries or its or their respective representatives at Parent’s written request;

•

any action required not to be taken by Collectors Universe or any of its subsidiaries or its or their respective representatives pursuant to the Merger Agreement or any action not taken by Collectors Universe or any of its subsidiaries or its or their respective representatives at Parent’s written request;

•

changes in the price or trading volume of the Shares on the Nasdaq or decline in Collectors Universe’s credit rating; provided that any event, change, development, circumstance, fact or effect underlying any such change or decline may be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur; and

•	the availability or cost of equity, debt or other financing to Parent or Purchaser.

In the Merger Agreement, Collectors Universe has made certain representations and warranties to Parent and Purchaser that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement and a confidential disclosure letter to the Merger Agreement, which was delivered by Collectors Universe to Parent and Purchaser on the date of the Merger Agreement. These representations and warranties relate to:

•	organization, good standing and qualification;

•	capital structure;

•	corporate authority;

•	approvals of the Collectors Universe Board;

•	the fairness opinion delivered to the Collectors Universe Board by Houlihan Lokey, as financial advisor to Collectors Universe;

•	requisite governmental fillings;

•	non-contravention;

•	compliance with laws, including, without limitation, the U.S. Foreign Corrupt Practices Act of 1977, other anti-bribery laws and applicable sanctions and export control and similar laws;

•	compliance with licenses necessary to conduct the businesses of Collectors Universe and each of its subsidiaries;

•	the filing or furnishing of reports that are required to be filed with or furnished to the SEC by Collectors Universe;

•	disclosure controls and procedures and internal control over financial reporting;

•	financial statements;

•	litigation;

•	absence of certain changes;

•	material contracts;

•	customers and suppliers;

•	employee benefits and labor matters;

•	environmental matters;

•	tax matters;

•	real and tangible property;

•	intellectual property, IT assets and privacy;

•	insurance policies;

•	anti-takeover laws; and

•	brokers and finders.

Under the Merger Agreement, Parent and Purchaser acknowledge that Collectors Universe has not made any representations or warranties other than those expressly set forth in the Merger Agreement or any instrument or other document delivered by Collectors Universe pursuant to the Merger Agreement, and expressly disclaim reliance on any representations or warranties regarding Collectors Universe or any of its subsidiaries or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective representatives, other than those expressly set forth in the Merger Agreement or any instrument or other document delivered pursuant to the Merger Agreement.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to Collectors Universe that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement and a confidential disclosure letter to the Merger Agreement, which was delivered by Parent to Collectors Universe on the date of the Merger Agreement. These representations and warranties relate to, among other things:

•	organization, good standing and qualification;

•	ownership of Purchaser capital stock and business of Purchaser;

•	corporate authority;

•	requisite governmental filings;

•	non-contravention;

•	litigation;

•	financing (including the Equity Commitment Letters);

•	brokers and finders;

•	absence of stockholder and management arrangements; and

•	interests in competitors.

Under the Merger Agreement, Collectors Universe acknowledges that Parent and Purchaser have not made any representations or warranties other than those expressly set forth in the Merger Agreement or any instrument or other document delivered pursuant to the Merger Agreement and expressly disclaims reliance on any representations or warranties regarding Parent, Purchaser or any of their respective affiliates or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective representatives, other than those expressly set forth in the Merger Agreement or in any instrument or other document delivered pursuant to the Merger Agreement.

None of the representations and warranties will survive the closing of the Merger, other than those set forth in Section 5.23 (No Other Representations or Warranties; Non-Reliance) and Section 6.10 (No Other Representations or Warranties; Non-Reliance) of the Merger Agreement.

Conduct of Business Pending the Merger

Other than as contemplated by the Merger Agreement, as required by a Governmental Entity or applicable law, set forth in the confidential disclosure letter to the Merger Agreement, which was delivered by Collectors Universe to Parent and Purchaser on the date of the Merger Agreement, or approved in writing by Parent, from the date of the Merger Agreement to the Effective Time (or termination of the Merger Agreement), Collectors Universe has agreed that it will not, or permit any of its subsidiaries to:

•	adopt or propose any change in its organizational documents;

•

merge or consolidate with any other person, except for any such transactions solely among the direct or indirect wholly owned subsidiaries of Collectors Universe, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its properties, assets, operations or businesses;

•

acquire, directly or indirectly by merger, consolidation, acquisition of stock or assets or otherwise, any business, person, properties or assets, other than acquisitions of inventory or other goods in the ordinary course of business, consistent with past practice;

•

transfer, sell, license, lease, divest, cancel or otherwise dispose of, or incur, permit or suffer to exist the creation of any encumbrance (other than any permitted encumbrance) upon, any properties or assets (tangible or intangible, including any intellectual property rights), product lines or businesses of Collectors Universe or any of its subsidiaries, including capital stock or other equity interests of any of its subsidiaries, except in connection with (a) sales of obsolete assets, (b) nonexclusive licenses granted by Collectors Universe or its subsidiaries with respect to intellectual property rights in the ordinary course of business, consistent with past practice and (c) sales of inventory or other goods in the ordinary course of business, consistent with past practice;

•

issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber or otherwise enter into any contract or other agreement, understanding or arrangement (whether oral or written) with respect to the voting of any shares of capital stock of Collectors Universe (including Shares) or capital stock or other equity interests of any of its subsidiaries, securities convertible or exchangeable into or exercisable for any such shares of capital stock or other equity interests, or any options, warrants or other rights of any kind to acquire any such shares of capital stock, other equity interests or such convertible or exchangeable securities (other than (a) proxies or voting agreements solicited by or on behalf of Collectors Universe in connection with its annual meeting of stockholders or (b) the issuance of shares of such capital stock, other equity securities or convertible or exchangeable securities (i) by a direct or indirect wholly owned subsidiary of Collectors Universe to Collectors Universe or another wholly owned subsidiary of Collectors Universe or (ii) in respect of Collectors Universe’s equity awards outstanding as of the date of the Merger Agreement in accordance with their terms and, as applicable, the Stock Plans in effect at 5:00 p.m. (New York time) on November 23, 2020);

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make any loans, advances, guarantees or capital contributions to or investments in any person (other than to or from Collectors Universe and any of its direct or indirect wholly owned subsidiaries) and for loans or advances made to directors, officers and other employees of Collectors Universe and its subsidiaries (a) for business-related travel, other business-related expenses, in each case, in the ordinary course of business, consistent with past practice or (b) pursuant to the indemnification and advancement rights of such persons in effect as of the date of the Merger Agreement under any agreement between or among such person and Collectors Universe or any subsidiary thereof, correct and complete copies of which have been made available to Parent, or the organizational documents of Collectors Universe or any subsidiary thereof;

•

declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests (including Shares), except for dividends paid by any direct or indirect wholly owned subsidiary to Collectors Universe or to any other wholly owned subsidiary of Collectors Universe and for regular quarterly dividends declared and paid at such times and in such amounts as is consistent with historical practice over the twelve (12)-month period prior to the date of the Merger Agreement (but under no circumstances in an amount that exceeds $0.175 per Share per calendar quarter);

•

reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other equity interests or securities convertible or exchangeable into or exercisable for any shares of its capital stock or other equity interests (including Shares);

•

incur any indebtedness (as defined in the Merger Agreement) (including the issuance of any debt securities, warrants or other rights to acquire any debt security), except for indebtedness in replacement of existing indebtedness for borrowed money on terms substantially consistent with or more favorable to Collectors Universe than the indebtedness being replaced;

•

make or authorize any payment of, or accrual or commitment for, capital expenditures in excess of $250,000 in the aggregate, except to the extent set forth in Collectors Universe’s capital budget set forth in the confidential disclosure letter to the Merger Agreement, which was delivered by Collectors Universe to Parent and Purchaser on the date of the Merger Agreement;

•

enter into any contract that would have been a material contract (as defined in the Merger Agreement) had it been entered into prior to the Merger Agreement, other than contracts with customers, suppliers, agents, distributors or sales representatives (including “authorized dealers”) entered into in the ordinary course of business, consistent with past practice and, for the avoidance of doubt, any contracts entered into in connection with an action expressly permitted by any of the interim operating covenants in the Merger Agreement;

•

except to the extent permitted by the provisions governing material contracts related to indebtedness, terminate, materially amend, materially waive, or assign, convey, encumber or otherwise transfer, in whole or in part, any material rights or interest pursuant to or in, any material contract, other than expirations of any such contract in the ordinary course of business, consistent with past practice, and in accordance with the terms of such contract with no further action by Collectors Universe or any of its subsidiaries, except for any ministerial actions, or non-exclusive licenses, covenants not to sue, releases, waivers or other rights under intellectual property rights owned or purported to be owned by Collectors Universe or any of its subsidiaries, in each case, that are granted in the ordinary course of business, consistent with past practice;

•	cancel, modify or waive any debts or similar claims held by Collectors Universe or any of its subsidiaries having in each case a value in excess of $100,000 in the aggregate;

•

amend any license obtained and held by Collectors Universe and its subsidiaries that is necessary to conduct their respective businesses as currently conducted in any material respect, or allow any such license to lapse, expire or terminate (except where the lapse, expiration or termination of any such license is with respect to a license that has become obsolete, redundant or no longer required by applicable law or for the operation of Collectors Universe’s business);

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amend, modify, terminate, cancel or let lapse a material insurance policy, unless simultaneous with such termination, cancellation or lapse, replacement self-insurance programs are established by Collectors Universe or one or more of its subsidiaries, or replacement policies underwritten by reputable insurance carriers are in full force and effect, in each case, providing coverage equal to or greater than the coverage under the terminated, canceled or lapsed insurance policies for substantially similar premiums, as applicable, as in effect as of the date of the Merger Agreement;

•

other than with respect to (a) any stockholder litigation related to the Merger Agreement or the Transactions brought or threatened against Collectors Universe or any indemnified party from and following the date of the Merger Agreement and prior to the Effective Time, (b) any proceeding in connection with, arising out of or otherwise related to a demand for appraisal under Section 262 of the DGCL or (c) any tax claim, audit, assessment or dispute, settle or compromise any proceeding for an amount in excess of $100,000 in the aggregate during any calendar year, or which would reasonably be expected to (i) have a materially negative impact on the operations and reputation of Collectors Universe and its subsidiaries or (ii) involve any criminal liability or any admission of material wrongdoing or any material wrongful conduct by Collectors Universe or any of its subsidiaries;

•	make any changes with respect to accounting policies or procedures, except, in each case, as required by changes in GAAP;

•

make, change or revoke any material tax election, change an annual U.S. federal income or other material tax accounting period, adopt or change any material tax accounting method, file any amended tax return, enter into any closing agreement with respect to material taxes, settle or compromise any material tax claim, audit, assessment or dispute, surrender any right to claim a refund of a material amount of taxes, or agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of any material tax;

•

cancel, abandon or otherwise allow to lapse or expire any intellectual property rights that are owned by Collectors Universe or any of its subsidiaries and are material to the businesses of Collectors Universe and its subsidiaries, except, solely with respect to intellectual property rights that are not material to the businesses of Collectors Universe and its subsidiaries, in the ordinary course of business, consistent with past practice;

•

except as required pursuant to the terms of any employee benefit plan of Collectors Universe or any of its subsidiaries (“Collectors Universe Benefit Plan”) in effect as of the date of the Merger Agreement or as required by applicable law, (a) increase in any manner the compensation or consulting fees, bonus, pension, welfare, fringe or other benefits, severance or termination pay of any current or former employee or independent contractor of Collectors Universe or its subsidiaries, (b) become a party to, establish, adopt, amend, commence participation in or terminate any Collectors Universe Benefit Plan or any arrangement that would have been a Collectors Universe Benefit Plan had it been entered into prior to the date of the Merger Agreement (other than offer letters providing for an “employment at will” relationship without any right to contractual severance, entered into with new hire employees in the ordinary course of business, consistent with past practice), (c) grant any new awards, or amend or modify the terms of any outstanding awards (including, in each case, Collectors Universe’s equity awards), under any Collectors Universe Benefit Plan, (d) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Collectors Universe Benefit Plan, (e) change any actuarial or other assumptions used to calculate funding obligations with respect to any Collectors Universe Benefit Plan that is required by applicable law to be funded or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (f) forgive any loans or issue any loans to any current or former employee or independent contractor of Collectors Universe or its subsidiaries (other than routine travel advances issued in the ordinary course of business, consistent with past practice and those loans, advances, guarantees or capital contributions expressly permitted by the Merger Agreement), (g) hire any employee or engage any independent contractor (who is a natural person) with an annual salary or wage rate or consulting fees in excess of $200,000 or (h) terminate the employment of any executive officer other than for cause;

•

become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, labor organization, works council or similar organization; or

•	agree, authorize or commit to do any of the foregoing.

Solicitation of Other Acquisition Offers

Under the Merger Agreement, during the period commencing with the execution and delivery of the Merger Agreement and continuing until the earlier of the Effective Time or the termination of the Merger Agreement (the “Pre-Closing Period”), Collectors Universe has agreed that it, its subsidiaries and their respective directors and executive officers will not, and will use commercially reasonable efforts to cause its or its subsidiaries other representatives not to, directly or indirectly:

•

initiate, solicit or propose the making of an acquisition proposal or knowingly encourage or otherwise knowingly facilitate any proposal, offer or indication of interest that constitutes or would reasonably be expected to lead to an acquisition proposal;

•

engage in, continue or otherwise participate in any discussions or negotiations relating to any acquisition proposal or any proposal, offer or indication of interest that would reasonably be expected to lead to an acquisition proposal;

•

provide any non-public information or data concerning Collectors Universe or its subsidiaries or access to Collectors Universe’s or its subsidiaries’ properties and books and records to any person or group in connection with any acquisition proposal or any proposal, offer or indication of interest that would reasonably be expected to lead to an acquisition proposal;

•

take any action to exempt any third party from the restrictions on “business combinations” set forth in Section 203 of the DGCL (as such term is defined in Section 203 of the DGCL) or any other applicable takeover statute or otherwise cause such restrictions not to apply; or

•	agree, authorize or commit to do any of the foregoing.

Under the Merger Agreement, notwithstanding the restrictions listed above, during the Pre-Closing Period, Collectors Universe, its subsidiaries and its or their respective representatives may, in response to an unsolicited bona fide written acquisition proposal that is made after the execution and delivery of the Merger Agreement (but only if Collectors Universe did not violate (other than in immaterial respects) any other provision of the Merger Agreement with respect to such acquisition proposal), (a) provide non-public and other information and data concerning Collectors Universe and its subsidiaries and access to Collectors Universe’s and its subsidiaries’ properties and books and records in response to a request from the person or group who made such an acquisition proposal and (b) engage or otherwise participate in any discussions or negotiations with any such person or group and their representatives regarding such acquisition proposal, but only if the Collectors Universe Board has determined in good faith (after consultation with an independent financial advisor of nationally recognized reputation and its outside legal counsel) based on information then available that (i) such acquisition proposal either constitutes a superior proposal or would reasonably be expected to lead to a superior proposal and (ii) the failure to take actions would be inconsistent with the directors’ fiduciary duties pursuant to applicable law. In connection with the foregoing, with respect to any non-public information or data or access concerning Collectors Universe and its subsidiaries that is provided to such person or its representatives that was not previously made available to Parent, Collectors Universe has agreed that it will make such information or data or access available to Parent prior to or substantially concurrently with the time such information or data or access is made available to such person or group. Further, prior to providing any such information or data or access, Collectors Universe has agreed to enter into a legally binding confidentiality agreement with such person or group on terms not materially less restrictive in the aggregate to such person or group than the terms in the Confidentiality Agreement (it being understood that such confidentiality agreement need not contain a standstill provision or otherwise prohibit the making or amending of an acquisition proposal if such acquisition proposal is made directly to Collectors Universe and not publicly disclosed, but shall not include any restrictions that would reasonably be expected to restrain Collectors Universe from satisfying its obligations under the Merger Agreement) (further described below in Section 11—“Confidentiality Agreement”).

During the Pre-Closing Period, Collectors Universe has agreed that it will promptly (and, in any event, within twenty-four (24) hours from the receipt thereof) give notice to Parent if (a) any acquisition proposal or proposal or offer that would reasonably be expected to lead to an acquisition proposal is received, (b) any non-public information or data concerning Collectors Universe or its subsidiaries or access to Collectors Universe’s or its subsidiaries’ properties, books or records in connection with any acquisition proposal or any proposal or offer that would reasonably be expected to lead to an acquisition proposal is requested or (c) any discussions or negotiations relating to an acquisition proposal or any proposal or offer that would reasonably be expected to lead to an acquisition proposal are sought to be initiated or continued with Collectors Universe, its subsidiaries or any of its or their representatives. Such notice must include (i) the name of the applicable person or names of persons that comprise the applicable group, (ii) the material terms and conditions of such proposal or offer and (iii) the scope of such request (including, if applicable, correct and complete copies of any such written proposals or offers including proposed agreements or requests (or where no such copies are available, a reasonable detailed written description thereof)). Thereafter, Collectors Universe must keep Parent reasonably informed, on a prompt basis (but, in any event, within twenty-four (24) hours), of the status and material terms and conditions of any such proposals, offers or requests (including any amendments or supplements thereto) and the status of any such discussions or negotiations.

For purposes of this Offer to Purchase and the Merger Agreement, “acquisition proposal” means any (a) proposal, offer or indication of interest relating to a merger, joint venture, partnership, exclusive license, consolidation, dissolution, liquidation, tender offer, share exchange, recapitalization, reorganization, spin-off, plan of arrangement, business combination, acquisition or any other similar transaction (or series of related transactions) involving Collectors Universe or any of its subsidiaries by any person or group (other than Parent and its affiliates) or (b) direct or indirect acquisition (or series of related acquisitions) by any person or group (other than Parent and its affiliates) resulting, or any proposal, offer or indication of interest contemplated by the foregoing clause (a) of this definition, that if consummated would result, in any person or group (other than Parent and its affiliates) directly or indirectly, acquiring or becoming the beneficial owner of fifteen percent (15%) or more of the: (i) total voting power or any class of equity securities of Collectors Universe or any of its subsidiaries (measured as of the date of such proposal, offer or indication of interest); or (ii) consolidated net revenues, net income or total assets of Collectors Universe (measured as of the date of such proposal, offer or indication of interest) (it being understood that total assets of Collectors Universe include equity securities of subsidiaries of Collectors Universe), in each case other than the Transactions.

For purposes of this Offer to Purchase and the Merger Agreement, “superior proposal” means a bona fide written proposal, offer, inquiry or indication of interest made after the date of the Merger Agreement that, if the transactions or series of related transactions contemplated thereby were consummated, would result in a person or group acquiring or becoming the beneficial owner of, directly or indirectly, more than fifty percent (50%) of the: (a) total voting power or any class of the equity securities of Collectors Universe and its subsidiaries (measured as of the date of such proposal, offer or indication of interest); or (b) consolidated net revenues, net income or total assets of Collectors Universe (measured as of the date of such proposal, offer or indication of interest) (it being understood that total assets of Collectors Universe include equity securities of subsidiaries of Collectors Universe), on terms that the Collectors Universe Board has determined in good faith (after consultation with its outside legal counsel and an independent financial advisor of nationally recognized reputation) (i) if the transactions or series of related transactions contemplated thereby were consummated, would result in a transaction more favorable to the holders of Shares than the Transactions and (ii) is reasonably expected to be consummated on the terms proposed, taking into account any legal, financial, regulatory and approval requirements, the sources, availability and terms of any financing, financing market conditions and the existence of a financial contingency, the likelihood of termination, the timing of closing and the identity of the person or persons making the proposal and any other aspects considered relevant by the Collectors Universe Board, in each case, other than the Transactions.

The Collectors Universe Board’s Recommendation; Change of Recommendation

The Collectors Universe Board has recommended that the stockholders of Collectors Universe tender their Shares to Purchaser pursuant to the Offer on the terms and conditions set forth in the Merger Agreement. Under the Merger Agreement, except as set forth below, Collectors Universe may not:

•	fail to include the Collectors Universe Board Recommendation in the Schedule 14D-9;

•	withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Collectors Universe Board Recommendation in a manner adverse to Parent;

•

make any statement, directly or indirectly, to any person beneficially owning five percent (5%) or more of the outstanding Shares or any public statement in connection with the Transactions, in each case that is inconsistent with the Collectors Universe Board Recommendation;

•

following the public disclosure of an acquisition proposal, fail to promptly publicly reaffirm the Collectors Universe Board Recommendation (but in any event within three (3) business days after receipt of any written request to do so from Parent);

•

approve or recommend, or publicly declare advisable, any acquisition proposal or other proposal that would reasonably be expected to lead to an acquisition proposal or approve or recommend, or publicly declare advisable or publicly propose to enter into, any alternative acquisition agreement; or

•	agree, authorize or commit to do any of the foregoing (we refer to the actions described in these six bullets as a “Change of Recommendation”).

Other than in connection with a written acquisition proposal that constitutes a superior proposal, at any time prior to the Offer Acceptance Time, the Collectors Universe Board may effect a Change of Recommendation if an intervening event has occurred if the Collectors Universe Board determines in good faith (after consultation with its outside legal counsel and an independent financial advisor of nationally recognized reputation) based on the information then available that the failure to do so would be inconsistent with the directors’ fiduciary duties under applicable law if and only if:

•

Collectors Universe has provided prior written notice to Parent at least ninety-six (96) hours in advance (which we refer to as the “notice period”) to the effect that the Collectors Universe Board intends to consider whether to effect a Change of Recommendation on the basis of the occurrence of the intervening event, which notice includes a reasonably detailed description of such intervening event;

•

during the notice period, to the extent requested by Parent, Collectors Universe has, and has caused its representatives to have, negotiated in good faith with Parent to revise the Merger Agreement so that the Collectors Universe Board no longer determines in good faith (after consultation with its outside legal counsel and an independent financial advisor of nationally recognized reputation) based on the information then available that the failure to make a Change of Recommendation in response to such intervening event would be inconsistent with the directors’ fiduciary duties under applicable law; and

•

at the end of the notice period, the Collectors Universe Board will have taken into account any revisions to the Merger Agreement proposed by Parent in writing and any other information offered by Parent in writing in response to the notice described above prior to the end of the notice period, and will have determined in good faith (after consultation with its outside legal counsel and an independent financial advisor of nationally recognized reputation) based on the information then available that a failure to effect a Change of Recommendation would be inconsistent with the directors’ fiduciary duties under applicable law.

At any time prior to the Offer Acceptance Time, if Collectors Universe has received an unsolicited bona fide written acquisition proposal, the receipt of which was not as a result of or related to any breach by Collectors Universe of its relevant obligations in the Merger Agreement in any material respect, that the Collectors Universe Board has determined in good faith (after consultation with its outside legal counsel and an independent financial advisor of nationally recognized reputation) based on the information then available is a superior proposal, then the Collectors Universe Board may (a) effect a Change of Recommendation with respect to such superior proposal; or (b) cause or permit Collectors Universe or any of its subsidiaries to terminate the Merger Agreement, abandon the Transactions and enter into an alternative acquisition agreement with respect to such superior proposal, in each case if and only if:

•

the Collectors Universe Board determines in good faith (after consultation with its outside legal counsel and an independent financial advisor of nationally recognized reputation) based on the information then available that the failure to do so would be inconsistent with the directors’ fiduciary duties under applicable law;

•

Collectors Universe has provided prior written notice to Parent during the notice period to the effect that the Collectors Universe Board has (a) received an unsolicited bona fide written acquisition proposal that has not been withdrawn and the receipt of which was not as a result of or related to any breach by Collectors Universe of its relevant obligations in the Merger Agreement in any material respect; (b) concluded in good faith (after consultation with its outside legal counsel and an independent financial advisor of nationally recognized reputation) based on the information then available that such acquisition proposal constitutes a superior proposal; and (c) resolved to effect a Change of Recommendation or to enter into an alternative acquisition agreement, which notice describes the basis for such action, including the name of the person or names of persons comprising the group making such acquisition proposal and the material terms and conditions of such acquisition proposal (including, if applicable, correct and complete copies of such written acquisition proposal);

•

during the notice period, to the extent requested by Parent, Collectors Universe has, and has caused its representatives to have, negotiated in good faith with Parent to revise the Merger Agreement so that (a) the Collectors Universe Board no longer determines in good faith (after consultation with its outside legal counsel and an independent financial advisor of nationally recognized reputation) based on the information then available that the failure to make a Change of Recommendation would be inconsistent with the directors’ fiduciary duties under applicable law and (b) the contemplated alternative acquisition agreement would no longer be with respect to a superior proposal; and

•

at the end of the notice period, the Collectors Universe Board will have taken into account any revisions to the Merger Agreement proposed by Parent in writing and any other information offered by Parent in writing in response to the notice described above prior to the end of the notice period, and will have determined in good faith (after consultation with its outside legal counsel and an independent financial advisor of nationally recognized reputation) based on the information then available that a failure to effect a Change of Recommendation would be inconsistent with the directors’ fiduciary duties under applicable law, or that such alternative acquisition agreement is an alternative acquisition agreement with respect to a superior proposal, as applicable.

For purposes of this Offer to Purchase and the Merger Agreement, “intervening event” means any event, change, development, circumstance, fact or effect that is material to Collectors Universe and its subsidiaries or the business of Collectors Universe and its subsidiaries, in each case taken as a whole, that (a) was not reasonably foreseeable (with respect to substance or timing) by the Collectors Universe Board as of or prior to the execution and delivery of the Merger Agreement, and (b) first becomes actually known to the Collectors Universe Board after the execution and delivery of the Merger Agreement; provided that: (i) any event, change, development, circumstance, fact or effect (A) that involves or relates to an acquisition proposal or superior proposal or any inquiry or communications related thereto, (B) that results from a breach of the Merger Agreement by Collectors Universe, (C) related to the fact that Collectors Universe fails to meet, meets or exceeds any internal or analysts’ expectations or projections or (D) resulting from any event, change, development, circumstance or fact after the execution and delivery of the Merger Agreement in the market price or trading volume of the Shares, individually or in the aggregate, will not be deemed to constitute an intervening event (it being understood that any event, change, development, circumstance, fact or effect underlying such facts contemplated by the foregoing clauses (C) and (D) may be taken into account in determining whether an intervening event has occurred).

Employee Benefits

Parent agrees that each employee who continues to remain employed with Collectors Universe or any of its subsidiaries (a “continuing employee”) will, for a period of one (1) year following the Closing, be provided with base salary or base wage and target annual cash bonus opportunities that are at least as favorable in the aggregate as the base salary or base wage and target annual cash bonus opportunities for such continuing employee that are in effect immediately prior to the Effective Time and retirement and welfare benefits (excluding any pension benefits and any equity and long-term incentive compensation) that are substantially comparable in the aggregate to those provided by Collectors Universe and its subsidiaries to such continuing employee immediately prior to the Effective Time.

Parent will use commercially reasonable efforts to cause any preexisting conditions or limitations and eligibility waiting periods under any group health plans of Parent or its affiliates to be waived with respect to the continuing employees and their eligible dependents, give each continuing employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and give each continuing employee service credit for such continuing employee’s employment with Collectors Universe and its subsidiaries for purposes of vesting, benefit accrual and eligibility to participate under each applicable Parent benefit plan, as if such service had been performed with Parent, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits.

From and after the Effective Time, Parent will, or will cause the Surviving Corporation to, assume and honor in accordance with their terms all employee benefit or compensation plans of Collectors Universe, in the same manner and to the same extent that Collectors Universe or any subsidiary would be required to perform and honor such benefit plans if the Transactions had not been consummated.

Prior to the Effective Time, if requested by Parent in writing no less than five (5) days prior to the Effective Time, Collectors Universe will cause its 401(k) plan to terminate effective no later than immediately prior to the Effective Time and in the event that Parent requests that such plan terminate, Collectors Universe will provide Parent with evidence that such plan has been terminated (the form and substance of which will be subject to reasonable review and approval by Parent) not later than the day immediately preceding the Effective Time.

Prior to making any written or oral communications to the directors or employees (including any officers) of Collectors Universe or any of its subsidiaries pertaining to compensation or benefit matters that are affected by the Transactions, Collectors Universe will provide Parent with a copy of the intended communication, Parent will have a reasonable period of time to review and comment on the communication, and Collectors Universe will cooperate in providing any such communication.

Efforts to Close the Merger

General

Under the Merger Agreement, Parent and Purchaser, on the one hand, and Collectors Universe, on the other hand, agreed to use their respective commercially reasonable efforts to (a) take (or cause to be taken) all actions; (b) do (or cause to be done) all things; and (c) assist and cooperate with the other parties in doing (or causing to be done) all things, in each case, necessary or advisable under applicable law or otherwise to consummate and make effective, in the most expeditious manner practicable, the Merger, including by using reasonable best efforts to:

•	cause the conditions of the Offer and closing conditions to the Merger to be satisfied;

•

(i) obtain all consents, waivers, approvals, orders and authorizations from Governmental Entities and (ii) make all registrations, declarations and filings with Governmental Entities, in each case that are necessary or advisable to consummate the Transactions;

•

effect the expirations of all statutory waiting periods under applicable antitrust laws, including under the HSR Act as promptly as practicable after the date of the Merger Agreement or the entry into any such timing agreements, respectively; and

•

(i) obtain all consents, waivers and approvals and (ii) deliver all notifications, in each case pursuant to any material contracts in connection with the Merger Agreement and the consummation of the Transactions so as to maintain and preserve the benefits to the Surviving Corporation of such material contracts as of and following the consummation of the Transactions.

HSR Act; Competition Laws

Each of Collectors Universe and Parent agreed to cooperate with each other and use (and cause their respective subsidiaries to use) their respective commercially reasonable efforts to take or cause to be taken all actions necessary or advisable on its part under the Merger Agreement and applicable laws to consummate the Transactions as promptly as practicable after the date of the Merger Agreement, including preparing and delivering or submitting documentation to (a) effect the expirations of all statutory waiting periods under applicable antitrust laws, including under the HSR Act as promptly as practicable after the date of the Merger Agreement or the entry into any such timing agreements, respectively, and (b) make with, and obtain from, any Governmental Entities, as applicable, all filings, notices, reports, consents, registrations, approvals, permits and authorizations, in each case, necessary or advisable in order to consummate the Transactions.

Third Party Consents

Collectors Universe agreed to be solely responsible for and use its and cause its subsidiaries to use their, commercially reasonable efforts to obtain all consents, waivers and approvals and deliver all notifications, in each case pursuant to any material contracts in connection with the Merger Agreement and the consummation of the Transactions so as to maintain and preserve the benefits to the Surviving Corporation of such material contracts as of and following the consummation of the Transactions.

Notwithstanding the foregoing, under the Merger Agreement, in connection with obtaining any such consents, neither Collectors Universe nor any of its subsidiaries are required to agree to the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments) or concede anything of value, amend or otherwise modify any contract to which consent must be obtained, or agree to commit to do any of the foregoing.

Financing

Under the Merger Agreement, Parent agreed to use commercially reasonable efforts to (a) take (or cause to be taken) all actions and (b) do (or cause to be done) all things, in each case, necessary, proper and advisable to obtain the Equity Commitments on the terms and conditions described in the Equity Commitment Letters, including by using commercially reasonable efforts to:

•	maintain in effect the Equity Commitment Letters in accordance with the terms and subject to the conditions thereof;

•	comply with its obligations under the Equity Commitment Letters;

•	satisfy on a timely basis all conditions to funding that are applicable to Parent and Purchaser in the Equity Commitment Letters that are within its control; and

•	comply with its obligations pursuant to the Equity Commitment Letters.

Parent and Purchaser have agreed to enforce, including by bringing a legal proceeding for specific performance, the Equity Commitment Letter if Collectors Universe seeks and is granted a decree of specific performance of the obligation to consummate the Transactions after all applicable conditions to the granting thereof set forth in the Merger Agreement have been satisfied.

Under the Merger Agreement, Collectors Universe agreed to use its, and to cause its subsidiaries to use their, commercially reasonable efforts to provide Parent and the Investor Group, upon reasonable notice and on a timely basis, reasonable cooperation as may be reasonably requested by Parent to assist Parent and the Investor Group with the arrangement, syndication and consummation of debt financing arrangements connection with the Transactions (if applicable).

Consummation of the Merger is not subject to any financing condition.

Indemnification; Directors’ and Officers’ Insurance

The Merger Agreement provides that from and after the Effective Time, the Surviving Corporation will (a) indemnify, defend and hold harmless each present and former (determined as of the Effective Time) director or officer of Collectors Universe or its subsidiaries (or other persons performing similar functions) (collectively, the “Indemnified Parties”), against any reasonable and documented costs or expenses (including reasonable and documented attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any actual or alleged litigation or other formal proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time and (b) advance expenses to the Indemnified Parties as incurred, as applicable. In addition, under the Merger Agreement, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time (the “Tail Period”), without the prior written consent of the Indemnified Party, all rights to indemnification and exculpation from liabilities for acts or omissions occurring prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the certificates of incorporation, bylaws and other similar organizational documents of Collectors Universe or any of its subsidiaries or any indemnification agreement between such Indemnified Party and Collectors Universe or any of its subsidiaries will not be amended, restated, amended and restated, repealed or otherwise modified in any manner (whether by merger, consolidation, division, operation of law or otherwise) that would adversely affect any right thereunder of any such Indemnified Party, except as may be required by a change in applicable law.

Prior to the Effective time, Collectors Universe has agreed to obtain and fully pay the premium for “tail” insurance policies for the extension of (a) the directors’ and officers’ liability coverage of Collectors Universe’s existing directors’ and officers’ insurance policies, and (b) Collectors Universe’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of the Tail Period with respect to any claim related to matters existing or occurring at or prior to the Effective Time from Collectors Universe’s D&O Insurance carrier as of the date of the Merger Agreement or one or more insurance carriers on terms (including with respect to the insurance carrier’s credit rating coverage, conditions, retentions, limits and amounts) that are equivalent to or better than those of Collectors Universe’s D&O Insurance as in effect on the date of the Merger Agreement. If Collectors Universe fails to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation has agreed to continue to maintain in effect for the Tail Period the D&O Insurance in place as of the date of the Merger Agreement with Collectors Universe’s D&O Insurance carrier as of the date of the Merger Agreement or with or one or more insurance carriers on terms (including with respect to the insurance carrier’s credit rating, coverage, conditions, retentions, limits and amounts) that are equivalent to or better than those of Collectors Universe’s D&O Insurance as in effect on the date of the Merger Agreement, or the Surviving Corporation shall purchase comparable D&O Insurance for the Tail Period on terms (including with respect to the insurance carrier’s credit rating, coverage, conditions, retentions, limits and amounts) that are equivalent or better to those of Collectors Universe’s D&O Insurance as in effect on the date of the Merger Agreement, in each case providing coverage with respect to any matters existing or occurring at or prior to the Effective Time.

Conditions to Effect the Closing of the Merger

The obligations of Parent, Purchaser and Collectors Universe, as applicable, to consummate the Merger are subject to the satisfaction or, to the extent permitted by applicable law, waiver of each of the following conditions:

•

no Governmental Entity will have enacted, issued, promulgated, enforced or entered any law (whether temporary, preliminary or permanent) that is in effect and makes unlawful or prevents the consummation of the Merger; and

•

Purchaser (or Parent on Purchaser’s behalf) will have irrevocably accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer (which itself is subject to satisfaction of the Minimum Condition and the other conditions described in Section 15—“Conditions of the Offer”).

Termination of the Merger Agreement

The Merger Agreement may be terminated, and the Offer may be abandoned, at any time prior to the Effective Time in only the following ways:

•	by mutual written agreement of Collectors Universe, Parent and Purchaser;

•	by either Collectors Universe or Parent if:

•

the Offer has not been consummated by 5:00 p.m. (New York time) on April 30, 2021 (such date and time, as may be adjusted pursuant to the Merger Agreement, the “Outside Date”), provided, however, that the right to terminate the Merger Agreement and abandon the transaction is not available to (a) either Collectors Universe or Parent if it has breached its obligations under the Merger Agreement in any material respect in a manner that has primarily caused the occurrence of the failure of a condition to the consummation of the Merger to occur on or prior to the Outside Date; (b) Parent if Collectors Universe has the right to terminate the Merger Agreement (i) upon the breach of any representation, warranty, covenant or agreement made by Parent or Purchaser set forth in the Merger Agreement, or if any representation or warranty of Parent or Purchaser will have become untrue or incorrect following the date of the Merger Agreement, in each case such that Parent or Purchaser would be prevented, or would reasonably be expected to be prevented, from consummating the Transactions prior to the Outside Date or (ii) upon the failure of Parent and Purchaser to consummate the Offer by the required date after the satisfaction or waiver of all of the conditions of the Offer; and (c) Collectors Universe if Parent has the right to terminate the Merger Agreement pursuant to its terms.

•

If the Offer has expired without the acceptance for payment of Shares pursuant to the Offer, provided, that the right to terminate the Merger Agreement in accordance with this clause is not available to any party to the Merger Agreement whose breach of any provision of the Merger Agreement primarily caused the failure of the acceptance for payment of the Shares pursuant to the Offer; or

•

if any Governmental Entities have enacted, issued, promulgated, enforced or entered any law that remains in effect and makes unlawful or prevents the consummation of the Transactions and such law has become final and non-appealable; provided that the right to terminate the Merger Agreement and abandon the Transactions is not available to Collectors Universe or Parent if it has breached its obligations under the Merger Agreement in any material respect in a manner that has primarily caused the occurrence of the failure of a condition to the consummation of the Merger.

•	by Collectors Universe if:

•

there has been a breach of any representation, warranty, covenant or agreement made by Parent or Purchaser in the Merger Agreement, or if any representation or warranty of Parent or Purchaser has become untrue or incorrect following the date of the Merger Agreement, in either case such that the Parent or Purchaser would be prevented, or would reasonably be expected to be prevented, from consummating the Transactions (and such breach or failure to be true and correct is not curable prior to the Outside Date), or if curable prior to the Outside Date, has not been cured within the earlier of (a) thirty (30) days after the giving of written notice of such breach or failure by Collectors Universe to Parent and Purchaser and (b) five (5) business days prior to the Outside Date; provided that the right to terminate the Merger Agreement and abandon the Transactions is not available to Collectors Universe if it has breached its obligations under the Merger Agreement in any material respect in a manner that has primarily caused the occurrence of the failure of a condition to the consummation of the Merger;

•

at any time prior to the Effective Time, in order for (a) the Collectors Universe Board, in compliance with the terms of the Merger Agreement, to cause or permit Collectors Universe or any of its subsidiaries to enter into an alternative acquisition agreement with respect to a superior proposal; and/or (b) Collectors Universe to enter into an alternative acquisition agreement with respect to a superior proposal, in each case, so long as Collectors Universe has complied with its relevant obligations pursuant to the Merger Agreement and Collectors Universe pays or causes to be paid to Parent the applicable termination fee by wire transfer of immediately available funds prior to or substantially concurrently with such termination;

•

(a) all of the conditions of the Offer have been satisfied or waived at the Expiration Time (other than delivery of items to be delivered at the Expiration Time and satisfaction of those conditions that by their nature are to be satisfied at the Expiration Time, which deliveries and conditions are capable of being satisfied); (b) Parent and Purchaser have failed to accept for payment in accordance with the Merger Agreement all Shares validly tendered pursuant to the Offer and not properly withdrawn; (c) Collectors

Universe has irrevocably confirmed to Parent in writing at least three (3) business days prior to termination that all of the Offer Conditions have been satisfied (other than delivery of items to be delivered at the Expiration Time and satisfaction of those conditions that by their nature are to be satisfied at the Expiration Time, which deliveries and conditions are capable of being satisfied); and (d) Purchaser has failed to consummate the Offer by the end of such three (3) business day period (the termination right described in this bullet, the “Failure to Close Termination Right”) (it being understood an agreed, that, for the avoidance of doubt, Parent may not terminate the Merger Agreement during such three (3) business day period); or

•	by Parent if:

•

there has been a breach of any representation, warranty, covenant or agreement made by Collectors Universe in the Merger Agreement, or if any representation or warranty of Collectors Universe has become untrue or incorrect following the date of the Merger Agreement, in either case such that the Offer Conditions would not be satisfied (and such breach or failure cannot be cured by the Outside Date or, if curable prior to the Outside Date has not been cured within the earlier of (a) thirty (30) days written notice by Parent to Collectors Universe of such breach or failure and (b) five (5) business days prior to the Outside Date); or

•

at any time prior to the Expiration Time, if (a) the Collectors Universe Board has effected a Change of Recommendation, (b) Collectors Universe or any of its representatives has committed a material breach of the terms discussed above under the captions “Solicitation of Other Acquisition Offers” and “The Collectors Universe Board’s Recommendation; Change of Recommendation,” or (c) the Collectors Universe Board has caused or permitted Collectors Universe or any of its subsidiaries to enter into an alternative acquisition agreement with respect to a superior proposal or Collectors Universe enters into or causes any of its subsidiaries to enter into an alternative acquisition agreement.

In the event that the Merger Agreement is terminated pursuant to the termination rights described above, the Merger Agreement will become void and of no further force or effect with no liability to any person on the part of any party (or any of its affiliates or its or their respective representatives) as applicable, except certain sections of the Merger Agreement will survive the termination of the Merger Agreement in accordance with their respective terms, including terms relating to termination fees, which, if paid to either party, will be the sole and exclusive remedy for monetary damages or other relief (including specific performance) pursuant to the Merger Agreement, except for any liability or damages arising out of any fraud or willful and material breach by the Collectors Universe. Notwithstanding the previous sentence, and subject to certain terms under the Merger Agreement, nothing in the Merger Agreement will relieve any party of any liability or damages to any other party resulting from any fraud or willful and material breach of the Merger Agreement. Furthermore, the termination of the Merger Agreement will not affect the rights or obligations of the parties pursuant to the Confidentiality Agreement.

Termination Fees and Remedies

The Merger Agreement contains certain termination rights for Collectors Universe and Parent. Upon valid termination of the Merger Agreement under specified circumstances, Collectors Universe will be required to pay Parent (or its designee) a termination fee of $22,741,818. Specifically, this termination fee will be payable by Collectors Universe to Parent if the Merger Agreement is terminated:

•	by Parent, because the Collectors Universe Board has effected a Change of Recommendation;

•

by Parent because Collectors Universe or any of its representatives have committed a material breach of the terms discussed above under the captions “Solicitation of Other Acquisition Offers” and “The Collectors Universe Board’s Recommendation; Change of Recommendation;”

•

by Parent because the Collectors Universe Board has caused or permitted Collectors Universe or any of its subsidiaries to enter into an alternative acquisition agreement with respect to a superior proposal or Collectors Universe enters into or causes any of its subsidiaries to enter into an alternative acquisition agreement; or

•

by Collectors Universe, because the Collectors Universe Board has authorized, in compliance with the terms of the Merger Agreement, Collectors Universe to enter into an alternative acquisition agreement in respect of a superior proposal.

Such termination fee will also be payable in certain circumstances if:

•

the Merger Agreement is terminated by (a) either Parent or Collectors Universe because the Merger is not completed by the Outside Date or the Offer expires without the acceptance for payment of Shares pursuant to the Offer or (b) by Parent because of certain material breaches by Collectors Universe;

•

prior to such termination (but after the date of the Merger Agreement), a bona fide acquisition proposal, generally speaking, to acquire at least fifty percent (50%) of Collectors Universe’s stock or assets is publicly announced or disclosed by a third party and not withdrawn or otherwise abandoned; and

•

Collectors Universe subsequently consummates, or enters into a definitive agreement providing for, a transaction involving the acquisition of at least fifty percent (50%) of its stock or assets within twelve (12) months of such termination.

Upon termination of the Merger Agreement under other specified circumstances, Parent will be required to pay Collectors Universe a termination fee of $43,734,265, the payment of which has been guaranteed by the guarantors pursuant to and subject to the terms and conditions of the Limited Guarantees. Specifically, the termination fee will be payable by Parent to Collectors Universe upon termination, if the Merger Agreement is terminated:

•	by Collectors Universe because of certain material breaches by Parent or Purchaser; or

•	by Collectors Universe, pursuant to the Failure to Close Termination Right.

Neither Parent nor Collectors Universe are required to pay to the other its termination fee on more than one occasion, and the aggregate liability of Collectors Universe and its related parties, on the one hand, and Parent, Purchaser and their related parties, on the other hand, in respect of monetary damages will not under any circumstances exceed the amounts of the applicable termination fees payable by them, except for any liability or damages arising out of any fraud or willful and material breach by the Collectors Universe.

Collectors Universe’s receipt of the termination fee payable by Parent to the extent owed (including, without duplication, Collectors Universe’s right to enforce the Limited Guarantees solely with respect thereto), together with any enforcement costs and any reimbursement obligations and Collectors Universe’s right to specific performance are the sole and exclusive remedies of Collectors Universe. Notwithstanding anything to the contrary in the Merger Agreement, under no circumstances can Collectors Universe receive both a grant of specific performance to draw down the proceeds of the Equity Commitment Letters and effect the closing of the Merger, on the one hand, and payment of any of the termination fee payable by Parent to Collectors Universe (including through the enforcement of the Limited Guarantees), any enforcement costs or the reimbursement obligations, on the other hand.

Each of Collectors Universe, Parent and Purchaser acknowledges and agrees that the rights of each party to consummate the Transactions are special, unique and of extraordinary character and that if, for any reason, any of the provisions of the Merger Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy and that Collectors Universe, Parent and Purchaser will, in addition to any other available remedies each party may have in equity or at law, be entitled to (a) enforce specifically the terms and provisions of the Merger Agreement and (b) an injunction or injunctions restraining any breaches or violations or threatened breaches or violations of the Merger Agreement (and each of Collectors Universe, Parent and Purchaser further agrees to waive any requirement for the securing or posting of any bond in connection with such remedy).

Collectors Universe’s right to specific performance in connection with enforcing Parent’s obligation to cause the equity financing to be funded and to consummate the Transactions is subject to all of the conditions of the Offer and the Merger having been and continuing to be satisfied or waived.

Fees and Expenses

Except in specified circumstances, whether or not the Transactions are consummated, all costs, fees and expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring such cost, fee or expense.

No Third-Party Beneficiaries

The Merger Agreement is binding upon and inures solely to the benefit of each party thereto, and nothing in the Merger Agreement, express or implied, is intended to or will confer upon any other person any rights or remedies, except (a) from and after the Effective Time, benefits to the directors and officers who are intended to be third-party beneficiaries of the indemnification and insurance provisions and (b) with respect to certain terms of the Merger Agreement, D1 Master Fund and CPV, and, in each case of (a) and (b), each of their respective successors, legal representatives and permitted assigns.

Amendment and Waiver

Subject to applicable law and the indemnification and insurance provisions of the Merger Agreement, the Merger Agreement may be amended or otherwise modified only by a writing instrument duly executed and delivered by the parties prior to the Effective Time, except that no amendment or other modification may be made to the provisions of which D1 Master Fund and CPV are expressly made third-party beneficiaries, and those provisions relating directly to D1 Master Fund and CPV may not be modified, waived or terminated in a manner that is adverse in any material respect to D1 Master Fund and CPV without their prior written consent.

At any time prior to the Effective Time, any party may waive compliance with any of the conditions to its obligation to consummate the Transactions contained in provisions of the Merger Agreement (to the extent permitted by applicable law), except that the Minimum Condition may only be waived by Purchaser with prior written Consent of Collectors Universe. Any agreement by a party to any such waiver will be valid only if made in a written instrument duly executed and delivered by the party against whom the waiver is to be effective. Any failure or delay in exercising any right, power or privilege pursuant to the Merger Agreement or under applicable law will not constitute a waiver of such rights, and no single or partial exercise thereof will preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Governing Law and Venue

The Merger Agreement is governed by Delaware law. The venue for disputes relating to the Transactions and the guarantee is the Court of Chancery of the State of Delaware or, to the extent that the Court of Chancery of the State of Delaware does not have subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division), provided that, if subject matter jurisdiction over the matter that is the subject of the applicable proceeding is vested exclusively in the U.S. federal courts, such proceeding will be heard in the U.S. District Court for the District of Delaware.

Waiver of Jury Trial

Each of the parties irrevocably and unconditionally waived, to the fullest extent permitted by applicable law, any and all right to trial by jury in any action arising out of or relating to the Merger Agreement or the transactions contemplated by the Merger Agreement.

Offer Conditions

The conditions of the Offer are described in Section 15—“Conditions of the Offer.”

Confidentiality Agreement

On August 13, 2020, Collectors Universe and Turner entered into a letter agreement (as the same may be amended, supplemented or otherwise modified from time to time, the “Confidentiality Agreement”) in connection with a possible negotiated transaction involving Collectors Universe. Under the terms of the Confidentiality Agreement, Turner and Collectors Universe agreed that, subject to certain exceptions, Turner and his representatives would keep the Evaluation Material and Transaction Information (each as defined in the Confidentiality Agreement) confidential and would not (subject to limited exceptions) disclose any Evaluation Material or Transaction Information to any person or entity, and would not use any Evaluation Material or Transaction Information other than in connection with evaluating the merits of, negotiating and consummating a possible transaction. The Confidentiality Agreement contains mutual confidentiality and use restrictions with respect to Evaluation Material and Transaction Information of Turner furnished to Collectors Universe. The Confidentiality Agreement also includes a standstill provision for the benefit of Collectors Universe that has a one (1)-year duration from the date of the Confidentiality Agreement.

Affiliates of the Investor Group Entities each executed an Acknowledgment to the Confidentiality Agreement (each, an “Acknowledgment”) on October 28, 2020 and November 22, 2020, respectively, pursuant to which such affiliates agreed to be bound by the Confidentiality Agreement to the extent applicable in their capacities as representatives of Turner.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement and the Acknowledgments, copies of which have been filed as Exhibit (d)(2), (d)(3) and (d)(4) to the Schedule TO and which are incorporated herein by reference.

12. Purpose of the Offer; Plans for Collectors Universe.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and all of the equity interests in, Collectors Universe. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. If the Offer is consummated, assuming the continued satisfaction, or (to the extent permitted by applicable law) waiver, of the No Legal Prohibition Condition, Parent intends to cause Purchaser to consummate the Merger on the first (1st) business day after the consummation of the Offer.

If you sell your Shares in the Offer, you will cease to have any equity interest in Collectors Universe or any right to participate in its earnings and future growth. If the Merger is consummated but you do not tender your Shares, you will no longer have an equity interest in Collectors Universe, and instead will only have the right to receive the Offer Price or, to the extent you are entitled to and have properly demanded appraisal in connection with the Merger, the amounts to which you are entitled in accordance with Section 262 of the DGCL. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of Collectors Universe.

Merger Without a Vote of the Collectors Universe Stockholders. If the Offer is consummated, we will not be required to seek, and do not anticipate seeking, the approval of Collectors Universe’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that, following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the stock irrevocably accepted for purchase or exchange pursuant to such offer and received by the depositary prior to the expiration of such offer, together with stock otherwise owned by the acquirer and its affiliates and any rollover stock, equals at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the Collectors Universe stockholders in accordance with Section 251(h) of the DGCL.

Plans for Collectors Universe. If the Offer and Merger are consummated, at the Effective Time, the Surviving Corporation’s certificate of incorporation as in effect immediately prior to the Effective Time will be amended and restated in its entirety to be substantially identical to the certificate of incorporation of Purchaser, and the Surviving Corporation’s bylaws will be amended and restated in their entirety to conform to the bylaws of Purchaser as in effect immediately prior to the Effective Time other than to change the name of Purchaser thereunder. Purchaser’s directors immediately prior to the Effective Time will be the initial directors of the Surviving Corporation until their successors have been elected or appointed. Collectors Universe’s officers immediately prior to the Effective Time will be the initial officers of the Surviving Corporation until their successors have been elected or appointed.

Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of Collectors Universe will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Based on available information, we are conducting a detailed review of Collectors Universe and its assets, corporate structure, dividend policy, capitalization, indebtedness, operations, properties, policies, management and personnel, obligations to report under Section 15(d) of the Exchange Act and the delisting of its securities from a registered national securities exchange, and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. We will continue to evaluate the business and operations of Collectors Universe during the pendency of the Offer and after the consummation of the Offer and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of Collectors Universe’s business, operations, capitalization and management with a view to optimizing development of Collectors Universe’s potential. Possible changes could include changes in Collectors Universe’s business, corporate structure, charter, bylaws, capitalization, board of directors, management, business development opportunities, indebtedness or dividend policy, and although, except as disclosed in this Offer to Purchase, we have no current plans with respect to any of such matters, Parent, Purchaser and the Surviving Corporation expressly reserve the right to make any changes they deem appropriate in light of such evaluation and review or in light of future developments.

As of the date of this Offer to Purchase, no member of Collectors Universe’s current management has (a) reached an understanding on potential employment or other retention terms with the Surviving Corporation or with Investor Group, Parent or Purchaser; or (b) entered into any definitive agreements or arrangements regarding employment or other retention with, or the right to participate in the equity of, the Surviving Corporation or Parent. Moreover, as of the date of this Offer to Purchase, no discussions have been held between members of Collectors Universe’s current management and Parent, Purchaser or their affiliates with respect to any such agreement, arrangement or understanding. Parent may establish equity-based compensation plans for management of the Surviving Corporation. Following the Offer Acceptance Time and immediately prior to the Effective Time, pursuant to the Turner Commitment Letter, Turner will contribute, directly or indirectly, all or a portion of the Turner Rollover Shares, which will be treated as “rollover stock” within the meaning of Section 251(h) of the DGCL and will be counted as if they were tendered for purposes of determining whether the Minimum Condition was satisfied in accordance with Section 251(h) of the DGCL.

In the normal course of its business of investing, the Investor Group may pursue acquisitions of other companies in Collectors Universe’s industry and look to combine those companies with Collectors Universe. Except as described above or elsewhere in this Offer to Purchase, Purchaser and Parent have no present plans or proposals that would relate to or result in (a) any extraordinary corporate transaction involving Collectors Universe or any of its subsidiaries (such as a merger, reorganization or liquidation), (b) any purchase, sale or transfer of a material amount of assets of Collectors Universe or any of its subsidiaries, (c) any change in Collectors Universe’s present board of directors or management, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on the Board or to change any material term of the employment contract of any executive officer, (d) any material change in Collectors Universe’s present dividend rate or policy, or indebtedness or capitalization, (e) any other material change in Collectors Universe’s corporate structure or business, (f) any class of equity securities of Collectors Universe being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association, (g) any class of equity securities of Collectors Universe being eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, (h) the suspension of Collectors Universe’s obligation to file reports under Section 15(d) of the Exchange Act, (i) the acquisition by any person of additional securities of Collectors Universe, or the disposition of securities of Collectors Universe or (j) any changes in Collectors Universe’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of Collectors Universe.

13. Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Parent and Purchaser intend to consummate the Merger as promptly as practicable following the consummation of the Offer.

Nasdaq Listing. The Shares are listed on Nasdaq. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following the Offer Acceptance Time), the Shares will no longer meet the requirements for continued listing on Nasdaq because the only stockholder, Cards Intermediate, will be an indirect subsidiary of Parent. Immediately following the consummation of the Merger, we intend to and will cause Collectors Universe to delist the Shares from Nasdaq.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by Collectors Universe upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of the Shares.

Parent intends to seek to cause Collectors Universe to apply for termination of registration of the Shares as soon as possible following the consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Collectors Universe to its stockholders and to the SEC and would ultimately make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Sections 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions would no longer be applicable to Collectors Universe. Furthermore, the ability of “affiliates” of Collectors Universe and persons holding “restricted securities” of Collectors Universe to dispose of such securities pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended, may be impaired or eliminated.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14. Dividends and Distributions.

Collectors Universe has historically declared and paid quarterly cash dividends with respect to the Shares pursuant to its dividend policy, which is subject to determination each quarter by the Collectors Universe Board based on a number of factors, including Collectors Universe’s financial performance, its available cash resources, its cash requirements and alternative uses of cash that the Collectors Universe Board may conclude would represent an opportunity to generate a greater return on investment for Collectors Universe.

Collectors Universe’s last dividend was $0.175 per Share and was paid on November 27, 2020. The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time, except with the prior written consent of Parent, Collectors Universe will not declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of Collectors Universe’s capital stock or other equity interests (including Shares), except for dividends paid by any wholly owned subsidiary of Collectors Universe to Collectors Universe or to any other wholly owned subsidiary of Collectors Universe and for regular quarterly dividends of Collectors Universe declared and paid at such times and in such amounts as is consistent with historical practice over the twelve (12)-month period prior to the date of the Merger Agreement (but under no circumstances in an amount that exceeds $0.175 per Share per calendar quarter).

15. Conditions of the Offer.

Notwithstanding any other provisions of the Offer or the Merger Agreement to the contrary (including Purchaser’s rights to extend, amend or terminate the Offer in accordance with the terms and conditions of the Merger Agreement), Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer, and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any tendered Shares, and (subject to the provisions of the Merger Agreement) may terminate the Offer and not accept for payment any tendered Shares, at any scheduled Expiration Date (as may have been extended pursuant to the Merger Agreement) if any of the following conditions have not been satisfied or waived by Parent (except for the Minimum Condition, which may be waived by Purchaser only with the prior written consent of Collectors Universe) at the Expiration Time:

(a)	the Minimum Condition;

(b)	the HSR Condition;

(c)	the No Legal Prohibition Condition;

(d)	the Representations Condition, which requires that:

i.

the representations and warranties of Collectors Universe in Section 5.1(a) (Organization, Good Standing and Qualification), Section 5.3 (Corporate Authority; Approval and Fairness), Section 5.4(b)(i) (No Violations), Section 5.10(b) (Absence of Certain Changes), Section 5.21 (Takeover Statutes) and Section 5.22 (Brokers and Finders) of the Merger Agreement will be true and correct in all respects as of the consummation of the Offer as though made as of the consummation of the Offer (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty will be true and correct in all respects as of such particular date or period of time);

ii.

the representations and warranties of Collectors Universe in Sections 5.2(a), 5.2(b) and 5.2(h) (Capital Structure) of the Merger Agreement will be true and correct as of the Capitalization Date, except for inaccuracies that are de minimis in the aggregate;

iii.

the representations and warranties of Collectors Universe in Section 5.7(Disclosure Controls and Procedures and Internal Control Over Financial Reporting) and Section 5.8 (Financial Statements; No Undisclosed Liabilities; Off-Balance Sheet Arrangements) of the Merger Agreement will be true and correct in all respects as of the consummation of the Offer as though made as of the consummation of the Offer (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty will be true and correct in all respects as of such particular date or period of time), except where the failure to be so true and correct in all respects would not, individually or in the aggregate, result in or reasonably be expected to result in a material adverse effect on Collectors Universe (without giving effect to any “materiality” or “Material Adverse Effect” qualifiers or qualifiers of similar import therein); and

iv.

the representations and warranties of Collectors Universe in the Merger Agreement (other than those set forth in the foregoing clauses (i), (ii) and (iii)), without giving effect to any “materiality” or “Material Adverse Effect” qualifiers or qualifiers of similar import therein, will be true and correct as of the consummation of the Offer as though made as of the consummation of the Offer (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty will be true and correct in all respects as of such particular date or period of time), except where the failure to be so true and correct would not, individually or in the aggregate, result in or reasonably be expected to result in a Material Adverse Effect;

(e)	the Performance of Obligations Condition;

(f)	the No Material Adverse Effect Condition;

(g)

Parent will have received a certificate duly executed on behalf of Collectors Universe by an executive officer of Collectors Universe certifying that the Representations Condition, the Performance of Obligations Condition and the No Material Adverse Effect Condition have been satisfied;

(h)

Parent will have received from Collectors Universe a Statement of Non-U.S. Real Property Holdings Corporation Status, in compliance with Treasury Regulations Section 1.1445-2(c)(3), dated as of the date of consummation of the Offer and executed by Collectors Universe, in a form reasonably acceptable to Parent; and

(i)	the No Termination Condition.

The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition, which may be waived by Purchaser only with the prior written consent of Collectors Universe) may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser to the extent permitted by applicable law.

The foregoing conditions are in addition to, and not in limitation of, the rights and obligations of Parent and Purchaser to extend, terminate or modify the Offer subject to, and in accordance with, the terms and conditions of the Merger Agreement or applicable law. The failure by Parent, Purchaser or any other affiliate of Parent at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. Unless the context otherwise requires or as otherwise specified herein, capitalized terms used but not defined in this Section 15 will have the meaning ascribed to them in the Merger Agreement.

16. Certain Legal Matters; Regulatory Approvals; Litigation.

General

Purchaser is not aware of any pending legal proceeding relating to the Offer. Based on its examination of publicly available information filed by Collectors Universe with the SEC and other publicly available information concerning Collectors Universe, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to Collectors Universe’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or, other than under the HSR Act, of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Collectors Universe’s business, or certain parts of Collectors Universe’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Conditions of the Offer.”

Antitrust Laws

Under the HSR Act, the Transactions cannot be completed until Parent and Collectors Universe file a Notification and Report Form with the U.S. Federal Trade Commission (“FTC”) and the Antitrust Division of the U.S. Department of Justice (“DOJ”), and the applicable waiting period has expired or been terminated. Each of Parent and Collectors Universe previously filed a Premerger Notification and Report Form with the FTC and DOJ on December 11, 2020. Parent has requested early termination of the waiting period under the HSR Act; if such early termination is not granted, the waiting period is set to expire at 11:59 p.m., New York time, on December 28, 2020. Other than the expiration of the waiting period under the HSR Act, additional clearance is not necessary in connection with the Transactions assuming the Transactions are consummated within one (1) year of the date of such clearance.

Collectors Universe and certain of its subsidiaries conduct business in several countries outside of the United States; however, no filings are anticipated to be required in any such jurisdictions in connection with the Transactions. Other competition agencies with jurisdiction over the transactions could initiate action to challenge or block the Transactions. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under applicable antitrust laws challenging or seeking to enjoin the transactions before the transactions are consummated. Neither Parent, Purchaser nor Collectors Universe can be sure that a challenge to the Transactions will not be made or that, if a challenge is made, that Parent and/or Collectors Universe, as applicable, will prevail.

State Takeover Laws

A number of states (including Delaware, where Collectors Universe is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

As a Delaware corporation, Collectors Universe is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL restricts an “interested stockholder” (including a person who has the right to acquire fifteen percent (15%) or more of the corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three (3) years following the date such person became an interested stockholder. The Collectors Universe Board approved for purposes of Section 203 the Merger Agreement and the consummation of the Transactions.

Purchaser is not aware of any other state takeover laws or regulations which are applicable to the Offer or the Merger and has not attempted to comply with any such state takeover laws or regulations. If any government official or third party should seek to apply any such state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and Collectors Universe, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or might be delayed in continuing or consummating the Offer or the Merger. In such case, Purchaser may not be obligated to accept for payment or pay for any tendered Shares. See Section 15—“Conditions of the Offer.”

Going Private Transactions

The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser and Collectors Universe believe that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one (1) year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 requires, among other things, that certain financial information concerning Collectors Universe and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Stockholder Approval Not Required

Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (a) the acquiring company consummates a tender offer for any and all of the outstanding stock of Collectors Universe to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, and (b) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of Collectors Universe to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will have received a sufficient number of Shares to ensure that Collectors Universe will not be required to submit the adoption of the Merger Agreement to a vote of the stockholders of Collectors Universe. As promptly as practicable following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and Collectors Universe will take all necessary and appropriate action to effect the Merger without a meeting of stockholders of Collectors Universe in accordance with Section 251(h) of the DGCL.

17. Appraisal Rights.

Appraisal rights are not available as a result of the Offer. However, if the Merger is consummated, stockholders who have not tendered their Shares in the Offer and who are entitled to demand and properly demand appraisal of such Shares pursuant to, and comply in all respects with, the applicable legal requirements will have appraisal rights under Section 262 of the DGCL as further described below, but, although the availability of appraisal rights depends on the Merger being consummated, stockholders who wish to exercise such appraisal rights must do so no later than the time of the consummation of the Offer, even though the Merger will not have been consummated as of such time. If the Merger is consummated, the holders of Shares immediately prior to the Effective Time who (a) did not tender their Shares in the Offer; (b) duly demand appraisal pursuant to Section 262 of the DGCL; and (c) do not effectively withdraw or otherwise waive or lose such right to appraisal of such Shares in each case in accordance with the DGCL, will be entitled to payment for their Shares based on a judicial determination of the fair value of such Shares, together with interest from the Effective Time through the date of payment of the judgment upon the amount determined to be the fair value.

The “fair value” of any Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of such Shares. Holders of Shares should recognize that the fair value may be more than, less than or equal to the Offer Price. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the Surviving Corporation within ten (10) days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 will constitute the formal notice of appraisal rights under Section 262 of the DGCL.

As will be described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•

within the later of the consummation of the Offer and twenty (20) days after the mailing of the Schedule 14D-9, deliver to Collectors Universe a written demand for appraisal of Shares held, which demand must reasonably inform Collectors Universe of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL will be included as Annex A to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares pursuant to the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, instead, subject to the satisfaction or waiver of the conditions of the Offer and Purchaser’s acceptance for purchase of Shares, you will receive the Offer Price for your Shares.

18. Fees and Expenses.

We have retained Allen & Company LLC (“Allen & Co.”) to act as our financial advisors in connection with the Transactions. Allen & Co. will receive two “success” fees for its services in connection with the Transactions, one payable upon consummation of the closing of the Merger and the other payable upon consummation of the Equity Financing. Allen & Co. will also be entitled to reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer.

We have retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, we will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by us for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

19. Miscellaneous.

Purchaser is not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. Collectors Universe has advised Purchaser that it will file with the SEC, on the date on which Parent and Purchaser file the offer documents with the SEC, its Solicitation/Recommendation Statement on Schedule 14D-9 setting forth the recommendation of the Collectors Universe Board with respect to the Offer and the Merger and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning Collectors Universe.”

Cards Acquisition Inc.

December 17, 2020

SCHEDULE I—INFORMATION RELATING TO PARENT, PURCHASER AND

CERTAIN RELATED PARTIES

The following schedule describes the relationships between Purchaser, Parent, Investor Group and certain of their affiliates, and sets forth the name, present principal occupation or employment and material occupations, positions, offices and employments for the past five (5) years of each officer of the entities described below. Unless otherwise indicated, the current business address of each entity and person is c/o D1 Capital Partners L.P., 9 West 57th Street, 36th Floor, New York, New York 10019, and its telephone number is (212) 390-9124, and unless otherwise stated herein, each individual listed below is a citizen of the United States of America.

Parent, Purchaser and the Other Card Entities

The following entities (the “Card Entities”) were formed in connection with the proposed acquisition of Collectors Universe by affiliates of the Investor Group.

Entity	State of Formation	Controlled By

Cards Acquisition Inc.	Delaware	Cards Holding Inc., as sole shareholder

Cards Holding Inc.	Delaware	Cards Parent LP, as sole shareholder

Cards Parent LP	Delaware	Cards Parent GP, LLC, as general partner

Cards Parent GP, LLC	Delaware	Turner and D1 Master Fund, as members

Each of the Card Entities was formed on November 20, 2020, solely for the purpose of engaging in the Transactions, and has not engaged in any business activities other than as incidental to its formation and in connection with the Transactions, including the Offer and the Merger, and arranging of the financing in connection with such Transactions.

The executive officers of each of the foregoing entities are as follows:

•	Nathaniel S. Turner V (President)

•	Daniel S. Sundheim (Secretary)

The members of the board of managers of Parent GP and the board of directors of Cards Intermediate and Purchaser are:

•	Nathaniel S. Turner V

•	Daniel S. Sundheim

Certain information regarding Messrs. Turner and Sundheim is set forth below.

Name	Present Principal Occupation or Employment and Employment History

Nathaniel S. Turner V1	Turner has served as the Co-Founder and Chief Executive Officer of Flatiron Health, Inc., a healthcare technology company focusing on accelerating oncology research and improving patient care, since June 2012, and which was acquired by Roche Holding AG, a multinational healthcare company, in February 2018. Previously, Turner co-founded and served as Chief Executive Officer of Invite Media, Inc., an advertising technology company that built the industry’s first enterprise advertising platform for buying and optimizing online media in real time, from March 2007 until it was acquired by Google Inc., one of the world’s leading internet and computer technology companies, in June 2010, after which he remained as its CEO and as a Senior Product Manager at Google until June 2012.

Daniel S. Sundheim[2]	Sundheim is the Founder and Chief Investment Officer of D1 Capital Partners. Prior to forming D1 Capital Partners, Sundheim spent 15 years at Viking Global Investors where he served as the CIO responsible for managing a team of analysts and a diversified portfolio. From April 2010 to July 2014, he served as the co-CIO. From 2002 until he became a Portfolio Manager in 2005, Sundheim was an Investment Analyst responsible for identifying and researching investment ideas in the financial and business services sectors. He began his career in the Merchant Banking Group at Bear Stearns, researching and executing private equity investments. Sundheim graduated from the Wharton School of the University of Pennsylvania in 1999 with a B.S. in Economics.

D1 Capital Partners

D1 Capital Partners is a global investment firm that operates across public and private markets. The firm combines the talent and operational excellence of a large, premier asset management firm with the flexible mandate and long-term time horizon of a family office. Founded in 2018 by Daniel Sundheim, D1 Capital Partners focuses on investing in the global internet, technology, telecom, media, consumer, healthcare, financial, industrial, and real estate sectors. Sundheim’s information is set forth above.

Cohen Private Ventures

Cohen Private Ventures invests long-term capital, primarily in direct private investments and other opportunistic transactions, and manages family office activities, on behalf of Steven A. Cohen and his family. Cohen Private Ventures is controlled by Cohen. Cohen’s principal business address is 72 Cummings Point Road, Stamford, Connecticut 06902 and telephone number is (203) 890-2000. Cohen serves, and has served during the past five (5) years, as the Chairman, Chief Executive Officer, President and Co-Chief Investment Officer of Point72 Asset Management, L.P.

1	Nathaniel S. Turner V’s principal business address is c/o Flatiron Health, Inc., 233 Spring Street, 5th Floor, New York, New York 10013 and telephone number is (212) 558-4239.
2	Daniel S. Sundheim’s principal business address is c/o D1 Capital Partners L.P., 9 West 57th Street, 36th Floor, New York, New York 10019 and telephone number is (212) 390-9124.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of Collectors Universe or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC.

Mail or deliver the Letter of Transmittal, together with the certificate(s) (if any) representing your shares, to:

If delivering by UPS, FedEx or Courier:	If using a USPS Service:
Broadridge Corporate Issuer Solutions, Inc., Attn: BCIS IWS, 51 Mercedes Way, Edgewood, NY 11717	Broadridge Corporate Issuer Solutions, Inc., Attn: BCIS Re-Organization Dept., P.O. Box 1317, Brentwood, NY 11717-0718

Other Information:

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, and the Notice of Guaranteed Delivery may be directed to the Information Agent at its location and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders Call Toll-Free: (877) 456-3510

Banks and Brokers Call Collect: (212) 750-5833